FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004
Commission File Number __________________________________________

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]            Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]            No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A. (Registrant)

By: Fabrizio Nari (Signature)*

Date 3 August 2004
* Print the name and title of the signing officer under his signature.

Fabrizio Nardi
Investor Relations
Ducati Motor Holding S.p.A.

Ducati Group
Report on operations

DUCATI GROUP HALF-YEARLY REPORT
AS OF 30 JUNE 2004

The consolidated half-yearly report of Ducati Motor Holding S.p.A. and subsidiary companies (the Ducati Group) for the period ended 30 June 2004, stated in thousands of Euro, has been prepared and approved by the Board of Directors in accordance with the criteria set out in the statutory provisions regarding consolidated financial statements, as interpreted and supplemented by the accounting provisions established by the Italian Accounting Profession or, in the absence thereof, by the International Accounting Standards Board (I.A.S.B.). The consolidated half-yearly report comprises the Balance Sheet, the Statement of Operations, the related explanatory notes and supplementary information regarding the Group. In addition, in order to provide improved financial information, the attached Statement of Cash Flows analyzes the changes in liquidity during the period.

In order to allow proper interpretation of the information contained in the half-yearly report of the Ducati Group, it must first be underlined that the accounting schedules for the period ended 30 June 2004 have been drawn up so that the result for the period and the corresponding balance sheet captions are indicated gross of taxation as opposed to net of taxation.

The reasons in favour of drawing up the half-yearly report so as to indicate the results for the period gross of taxation are supported by art. 81 of the enabling regulations for Decree 58 of 24 February 1998 that governs the issuers of shares. This criterion is also mentioned in Accounting Standard 30 issued by the Italian Accounting Profession with regard to interim financial statements.

The consolidated report as of 30 June 2004 has been subjected to a limited examination by KPMG S.p.A

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INFORMATION ON GROUP OPERATIONS

Summary of Ducati Group results
(amounts in € 000)

	30/06/04	30/06/03	31/12/03

Net sales	220.982	209.257	388.241
Value of production	250.572	226.775	428.527
Value added	59.239	55.562	102.515
Value added %	23.6%	24.5%	23.9%
Operating profit	9.046	7.545	6.318
Operating profit %	3.6%	3.3%	1.4%
Results before taxation	3.486	(1.559)	120
Net profit	*	*	40
Results before taxation %	1.4%	(0.7%)	—
Net profit (loss) %	*	*	—
Cash flow generated from operations	27.502	21.039	28.970
Net debt	100.379	112.282	117.175
Consolidated shareholders’ equity	162.558	158.242	158.399
Net additions to property, plant and equipment and intangible assets	10.927	21.033	33.857
Debt / equity	0,62	0,71	0,74
EBITDA (amount)	27.997	25.811	45.164
(Net profit (loss) before financial income and expense, taxation, depreciation, amortisation and the writedown of fixed assets and restructuring costs)
EBITDA as % of net sales	12.7%	12.3%	11.6%

*	As indicated above and as permitted by art. 81 of the enabling regulations for Decree N° 58 of 24/2/1998 that governs the issuers of shares, the half-yearly report as of 30 June 2004 has been drawn up so that the result for the period and the corresponding balance sheet captions are indicated gross of taxation. This must be taken into account when comparing the information with that relating to the financial year ending on 31/12/2003, when the results and the related balance sheet captions were stated net of taxation.

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CORPORATE EVENTS DURING THE PERIOD ENDED 30 JUNE 2004

The only change with respect to 30 June 2003 relates to Ducati France S.A. which, on 20 August 2003, changed its name from Ducati France S.A. to Ducati France S.A.S. (Società par Actions Simplifieé), when the 0.1% minority interest previously held by third parties was acquired by Ducati Motor Holding S.p.A.

With respect to 31 December 2003 it should be noted that, on 27 January 2004, Ducati Corse S.r.l. transferred 1% of the quota capital of Ducati.Com S.r.l. to Ducati Motor Holding S.p.A. by private treaty authenticated by Iacopo Besani, public notary.

Furthermore, Ducati Benelux B.V. changed its name to Ducati North Europe B.V. on 11 February 2004.

On 14 April 2004, Ducati Retail S.r.l. was founded — title deed No. 31067 registered by notary Iacopo Bersani — with a majority interest of 99% held by Ducati Motor Holding S.p.A. and the remaining 1% interest held by third parties. This new subsidiary will be responsible for retail sale of Ducati products in areas not covered by the traditional distribution network. The products sold in this way will mainly comprise the following: bikes used by journalists during events and trade fairs and the sale of clothing and accessories at the Bologna airport sales outlet.

On 6 May 2004, Ducati Consulting S.r.l. was founded — title deed No. 31226 registered by notary Iacopo Bersani — with a majority interest of 85% held by Ducati Motor Holding S.p.A. and the remaining 15% interest held by third parties who will be responsible for providing consulting and logistic services to all the companies in the Ducati Group and to suppliers and third parties.

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The current composition of the Group is as follows:

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DIRECTORS AND OFFICERS

The Shareholders’ Meeting of the parent company held on 7 May 2002, followed by the Board Meeting held on 9 May 2002, appointed the new Board of Directors (confirming the entire outgoing Board) and established the powers and duties of the directors. The new Board will remain in office until approval of the financial statements as of 31 December 2004; the annual remuneration of each director is € 15,000 each, in addition to the reimbursement of travel and other expenses incurred in the performance of their duties. The Chairman and Managing Director, Federico Minoli, waived this remuneration on acceptance of his appointment. As of 30 June 2004, the Board of Directors comprises:

Federico Minoli	Chairman, Managing Director and member of the Executive Committee
Giorgio Seragnoli	Vice Chairman and member of the Executive Committee
Mauro Benetton	Director
David Bonderman	Director and member of the Compensation Committee
Abel Halpern	Director and member of the Executive Committee and the Compensation Committee
Paolo Pietrogrande	Director and member of the Compensation Committee and the Internal Audit Committee
Dante Razzano	Director and member of the Executive Committee and the Compensation Committee
Ulrich Weiss	Director and member of the Compensation Committee and the Internal Audit Committee
Alessandro Marco Marcello Foti	Director and Chairman of the Internal Audit Committee
Andrea Lipparini	Director
Giles Thorley	Director

The Shareholder’s Ordinary Meeting of the parent company held on 6 May 2004 voted to nominate, to replace David Choi who has resigned, the new Director Giles Thorley: the latter had already been co-opted onto the Board by the Board of Directors itself.

The Director nominated as above will remain in office until approval of the financial statements as of 31.12.2004 and his annual remuneration will be € 15,000.00, in addition to the reimbursement of travel and other expenses incurred in the performance of his duties.

The Shareholders’ Meeting of the parent company likewise renewed the Board of Auditors: said Board will remain in office until approval of the financial statements as of 31 December 2006 and will be made up of the following persons with the following positions:

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—	Tamburini Matteo, who will hold the office of Chairman of the Board of Auditors;
—	Minguzzi Prof. Italo Giorgio, who will hold the office of Auditor;
—	Serantoni Francesco, who will hold the office of Auditor;
—	Nanni Costa Gian Luca, who will hold the office of Assistant Auditor;
—	Lantino Salvatore, who will hold the office of Assistant Auditor.

Following the issue by Borsa Italiana S.p.A. of a code for the self-regulation of corporate governance by listed companies (the “Code”), it is confirmed that suitable information about corporate governance arrangements is provided each year at the shareholders’ meeting, via a special report prepared in accordance with Stock Exchange guidelines.

At this time, information on the Company’s Code of Ethics and related rules of conduct, including those regarding insider dealing, has also been made known on an appropriate basis; these documents, approved on 14 November 2002, were modified slightly by the Board of Directors on 5 November 2003.

With reference to the model for organisation and management required by Decree 231/2001 (hereafter the “Control Model”), the Board of Directors of the parent company approved the Company’s draft Control Model, as reviewed and approved by the Company’s Internal Audit Committee, at the meeting held on 5 November 2003 and authorised the above Committee to make changes to details and monitor implementation of the Model.

Other corporate events

In order to improve efficiency, at meetings held on 5 March 2003 (first part) and 8 April 2003 (second part), the Board of Directors of Ducati Motor Holding S.p.A. approved a reorganisation plan that provided for the termination by mutual agreement of a certain number of employees in exchange for severance incentives. These terminations took place during 2003.

The total estimated cost of the severance incentives envisaged in the above plan was originally about € 3.5 million. Under powers delegated by the Board of Directors, the Managing Director revised this estimate to about € 4 million during 2003, given the increased number of employees included in the plan and the consequently greater cost of the severance incentives. The cost of the reorganisation plan relates entirely to the 2003 financial year and has been recorded as a non-operating expense for that year in accordance with Italian Accounting Standard No. 19. In particular, paragraph C.V.h of this Standard establishes that the cost of severance incentives incurred on implementing reorganisation plans relates to the financial year in which the firm formally decides to implement such plans, and that the related provisions must be charged to the “non-operating expense” caption of the statement of operations. In the circumstances, this reorganisation plan was formally approved by the Board of Directors of the parent company at meetings held on 5 March (first part) and 8 April 2003 (second part), while the revised estimate of the total cost was made by the Managing Director, under powers granted by the Board, during 2003; this latest revision was then ratified at the Board Meeting held on 12 February 2004.

The parent company also decided to go ahead with the corporate merger of the subsidiary Ducati.Com S.r.l. with Ducati Motor Holding S.p.A. This merger, which is possible under the provisions of articles 2501 — 2505 quater of the civil code as modified by Decree No 6 dated 17/01/03, has been proposed in order to rationalise and concentrate the Group’s financial

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management and treasury, as well as to eliminate duplication of legal and administrative structures, along with the resulting costs, charges and requirements.

The general iter is moved by approval of the merger project by the Board of Directors of the parent company, which took place on 11 March 2004 (art. 2501 bis cc.). When the merger document is filed with the Register of Companies, which is expected to take place within the end of 2004, the merger will come into legal effect (art. 2504 bis, 2c.).

The Meeting of Shareholders for the parent company Ducati Motor Holding S.p.A., held on 6 May 2004, also voted the following:

—	Authorisation to the Board of Directors to acquire and dispose of own shares under articles 2357 and 2357 ter of the Italian Civil Code and 132 of Decree No. 58/98 with the relevant operational modifications, up to a maximum of No. 15,556,800 shares with a nominal value of Euro 0.52 each, corresponding to approximately 9.8% of the subscribed and fully paid company capital, said operations to be carried out either together or in installments within 18 months of the vote being passed (6 May 2004) with an overall payment not exceeding € 27,058 million, equal to the sum of the Available Reserves and the Profits for Distribution, as resulting from the draft financial statements to 31 December 2003 with the condition that the minimum purchase price for each share must not be more than 10% (ten percent) lower than the reference price for said shares recorded by the On-Line Stock Market Listing managed by Borsa Italiana S.p.A. on the day immediately preceding each purchase, and that it must not be more than 10% (ten percent) higher than the reference price for said shares recorded by the On-Line Stock Market Listing managed by Borsa Italiana S.p.A. on the day immediately preceding each purchase.

—	Informative note:

1.	on modification of the regulations regarding the granting of additional stock appreciation rights and/or rights to subscribe for and/or purchase shares that allows Executive Directors, managers (both management and ordinary staff and collaborators or consultants) (“Beneficiaries”) to subscribe for or purchase shares in the Company or obtain an equivalent sum of money, a summary of which is filed with the Company documents as modified by the Board of Directors on 3 March 2000, 14 February 2002 and 13 February 2003 (the “Plan”) so as to expressly include 5th and 6th level employees of the Ducati Group among the potential Beneficiaries from the Plan, further specifying that the Plan, modified as agreed, be enclosed as enclosure 8 to the Proposal Report, enclosed herewith under letter B;

2.	on the assignment of Options decided by the Board of Directors for the current year, specifying that the former comprise a total of No. 3,170,000 Options, corresponding to approximately 2% of the Company’s current stock, of which 500,000 have been assigned to Federico Minoli as Chairman and Managing Director of the Company, and the remaining portion (equivalent to 2,670,000) to the duly selected Beneficiaries;

3.	on the fact that, with reference to the Company’s compliance with the recommendations in the code for self-regulation of companies listed by Borsa Italiana S.p.A., and with its own system of corporate governance, a Report has been drawn up in accordance with the Stock Exchange Regulations — Section IA.2.12.

—	Approval of the merger by incorporation of the company Ducati.Com S.r.l. into Ducati Motor Holding S.p.A. in compliance with art. 2502 of the Civil Code.

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—	Approval of the proposed divisible share capital increase, paid, with share premium, with the waiver of pre-emption rights pursuant to art. 2441, paragraph 8, of the Italian Civil Code, in order to service the company stock option plan, reserved to Ducati Group employees only, by a maximum of € 824,200 and therefore not exceeding 1% of the existing share capital, to be carried out not later than 31 July 2011 via the issue of up to 1,585,000 ordinary shares, carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid according to law. This increase is subject to all the conditions foreseen by the Plan itself, with the additional specification that said new shares: may be issued so as to partially serve the options assigned for the year 2004 to those Beneficiary Employees whose names have already been identified by the Body assigned for that purpose by the Board of Directors, according to the terms and methods set down in the Plan; will be issued at an overall price of € 1.3170 for each of said shares; to establish that, because of the specific dynamics of this capital increase, the long period allowed for the exercise of the option rights and the fact that the increase is divisible, mean that for all legal effects this capital increase is completed year by year for the amount that, year by year, has been properly subscribed for and paid up.

—	Reworking of the entire statute and modification of articles 5 and 12 of the Rules for Meetings, in the light of the reform of company law.

—	Transformation of the appreciation fund as per Law 342/2000, as modified by law 350/2003 — amounting to € 22,027,000 net of 19% tax — into available funds, to allow the company to use said funds to purchase and dispose of own shares.

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Introduction and adoption of IFRS (International Financial Reporting Standards)

Under European Regulation No. 1606 of July 2002, all European companies with shares listed on a regulated market must prepare their consolidated financial statements in accordance with IFRS (new name for the International Accounting Standards) accounting standards as from their 2005 financial year. As of that date, the information for the 2004 financial year must also be presented for the purpose of comparison only.

This regulation applies to Ducati Motor Holding S.p.A., which is taking all necessary steps to make this transition to the IFRS. Specifically, plans have been drawn up both for the training of employees involved in the transition and to make technical and accounting resources available so that the impact of these new standards on the 2004 financial statements can be assessed as soon as possible, and significant accounting information made public. At the present date, the preliminary analysis activities of the main differences in comparison with the actual criteria have already been completed, as well as the analysis of benchmarks and training of the personnel involved in the project. The main changes likely to occur to the accounting records as a result of adopting the new standards should principally relate to the treatment of research and development expenditure and to contracts that hedge exchange and interest-rate risks, the elimination of goodwill amortization and impairment test introduction; accounting in P.&L. of some intangibles already capitalized; treatment of stock option plan and benefit to employees as well as revenues recognition.

Protection of personal information (Decree No. 196 dated 30 June 2003)

During 2004, the parent company Ducati Motor Holding S.p.A and the Italian subsidiaries Ducati Corse S.r.l. and Ducati.Com S.r.l. are updating their text of their security plan, in compliance with the provisions of enclosure B to Decree 196/03 “Consolidation Act on privacy”, containing provisions on the methods to be used to manage sensitive data using electronic means.

Stock Option Plans

First Plan

On 7 September 1998, the extraordinary meeting of Ducati Motor Holding S.p.A. approved a divisible share capital increase with the waiver of pre-emption rights pursuant to art. 2441 of the Italian Civil Code in order to service a “Stock Option Plan”. Under this authorisation, share capital will be increased by a maximum nominal value of Lire 8,148,148,000 on several, independent occasions with an annual frequency, by and not after 4 August 2007, via the issue of a maximum of 8,148,148 new ordinary shares, carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, with a nominal value of Lire 1,000 each plus a share premium of Lire 400 each. These new shares may only be offered for subscription by managers, employees and consultants of the Company ( the “Beneficiaries”), as part of the stock option plan described in more detail below. The list of Beneficiaries, together with the exact number of new ordinary shares available to each of them and the timetable for the “vesting” of the respective subscription rights, was approved by the Board of Directors on 4 August 1998 and has been filed with the Company’s official documents. Taken together, the specific dynamics of this capital increase, the long period allowed for the exercise of the option rights and the fact that the increase is divisible, mean that for all legal

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effects this capital increase is completed year by year for the amount that, year by year, has been properly subscribed for, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares.

The regulations of the first Stock Option Plan state as follows:

“Vesting of the options to subscribe for ordinary shares in the Company. The options to subscribe for ordinary shares in the Company (as “granted” above to the Beneficiaries) (the “Options”) vest (i.e. the individual Beneficiary has earned the right to exercise them, but solely on the conditions set out in the following paragraph) on 31 December 2001. The extraordinary meeting held on 7 September 1998 also adopted resolutions regarding the expiry and transferability of the Options.

“Exercise” of the Options. Without prejudice to the possible expiry of the Rights foreseen by the plan, once they have matured, the Rights may be exercised, either in full or in part (and, therefore, the Beneficiary may subscribe and pay up all or part of the ordinary shares offered to him for subscription), when the first of the following events occurs: (a) when the Company’s financial statement for 2003 is approved; (b) when the Company TPG Motorcycle Acquisition L.P. ceases to possess, either directly or indirectly, capital stock amounting to at least 41% of the entire share capital that is actually subscribed and paid up at that time (in this case, the Rights that have matured to that date may be exercised proportionately to the percentage of fully subscribed and paid up capital that TPG Acquisition has, either directly or indirectly, maintained within the Company at that time. For the purposes of this calculation, the percentage corresponding to said 41% will be considered to represent 100%).

Subsequent to the occurrence of the events indicated in letters (a) and (b) above, the Beneficiaries may exercise their vested Options by communicating this decision to the Company in the period between the date of the Shareholders’ Meeting held to approve the financial statements for each year and the 30th(Degree) day following that date and, in any case, by and no later than 4 August 2007. Following the disposal of part of its holding by TPG Acquisition at the time of listing the Company in March 1999, 20% of vested options became exercisable and, of these, 1,500,963 were exercised.

Should the shares not be listed at the time the corresponding options are exercised, or should the Company merely wish to satisfy its obligation by paying sums of money, then the beneficiaries will receive a cash amount equal to the difference between the market value per share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with US GAAP by 5.0, subtracting net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of vested Options exercised. Should the Company decide to satisfy in cash, in whole or in part, its obligations deriving from the exercise of Option Rights, then the Company will pay any additional amounts necessary to guarantee that the value received by the beneficiary after deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares on the Stock Exchange on a timely basis.

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The situation regarding the first Stock Option Plan is summarised below:

Stock Option Plans - First Plan

	Period ended 30/06/04			Year ended 31/12/03
	Number of shares	Exercise price in Euro	Market price in Euro	Number of shares	Exercise price in Euro	Market price in Euro
Rights granted, start of year	6,537,593	0.723	1.333	6,537,593	0.723	1.797
New rights granted during the year	0			0
Rights exercised during the year	325,444			0
Rights expiring during the year	0			0
Rights granted, end of year	*6,212,149	0.723	1.155	6,537,593	0.723	1.333
of which: vested	6,212,149	0.723	1.155	6,537,593	0.723	1.333

*	to be exercised by August 2007

Second Plan

In order to reward the results obtained and, at the same time, provide an incentive for the management of the Company, a resolution of the Compensation Committee on 6 September 1999 (adopted to the extent necessary by the Board of Directors at its meeting on 13 September 1999), set down the regulations (the “Plan”) regarding the granting of additional stock appreciation rights and/or rights to subscribe for or purchase shares in the Company with the following main characteristics:

a) the beneficiaries of the Plan are the executive directors and managers (employees or consultants and freelance personnel) of the Company and its subsidiaries identified by the Compensation Committee in compliance with the requirements of art. 2389 of the Italian Civil Code;

b) the beneficiaries are granted: rights (Options) which enable them on the conditions described below to subscribe for or acquire ordinary shares in the Company, on condition that it continues to be listed on the Italian Stock Exchange, and subject to a shareholders’ resolution to increase share capital or acquire own shares; or, in the absence of a shareholders’ resolution or if the Company is no longer listed, a sum of money or a combination of these two factors;

c) the number of Options to be granted each year is established by the Board of Directors. Commencing from 2002, the Options may be granted to the beneficiaries by the Compensation Committee or by the Board in compliance with art. 2381.22 of the Italian Civil Code, by resolution to be adopted within 60 days of the approval of the draft consolidated balance sheet and statement of operations for the prior year (the “Consolidated Financial Statements”, on condition that the maximum number of Options granted in any one year may

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not exceed two percent of the Company’s outstanding share capital (the “Shares”). However, following the expiry of Options granted but not exercised due to the termination of employment, or to the termination of collaboration or consultancy agreements with certain employees, consultants and/or freelance collaborators of the Company or its subsidiaries who became beneficiaries in prior years, the Compensation Committee and the Board of Directors have decided that the conditions in 2002 were such that a higher number of Options could be granted with respect to the Options granted in prior years:

d) the Options granted vest in three equal installments, unless decided otherwise by the Board of Directors or the Compensation Committee, at annual intervals, commencing from 31 December of the year immediately subsequent to the year of granting; these Options can be exercised by the beneficiaries year by year, by sending a related communication to the Company within thirty days of the date of approval of the latest Consolidated Financial Statements. With regard to Options relating to the years 1999, 2000 and 2001, the communication must be sent within thirty days of the approval and publication of the Consolidated Financial Statements accompanied by the related Explanatory Notes and Report on Operations. Options expire if they are not exercised within 7 years of their grant date;

e) 33at a meeting held on 3 March 2000, the Board of Directors approved a modification to the Plan adopted by the Compensation Committee in September 1999 in order to take account of changes in the income tax regulations applying to employees with regard to stock option plans.

In particular, it was established with regard to the determination of the Exercise Price (as defined in the Plan, i.e. the strike price), that the value of the Shares is defined from that date forward to be the value of the Company’s ordinary Shares at the date of granting the related Options, as determined in accordance with the fiscal regulations current at the grant date (without prejudice however to the requirement of the Plan that the Exercise Price may not be lower than the consolidated shareholders’ equity per Share at the date the Options are exercised by the beneficiaries).

The value of the Shares determined in accordance with current fiscal regulations is now based on the arithmetic average of the stockmarket prices struck during the last month prior to the grant (where, as clarified by the Ministry of Finance, “last month” is understood to be the period from the reference date (i.e. the grant date of the Options) to the same day in the preceding calendar month), while the previous text of the Plan made reference to the “average of the monthly average listed prices for the Shares on the Italian Stock Exchange for the three months prior to the month of granting”.

The change was therefore necessary in order to avoid the situation whereby fixing the Exercise Price in a different manner to that prescribed by fiscal regulations might inadvertently give rise to a taxable situation for beneficiaries who, as employees, could otherwise benefit from the tax exemption available under art. 48.2, g-bis of Consolidated Income Tax Legislation. This change applies to Options granted subsequent to those granted for 1999.

f) should the Shares not be listed at the time the corresponding Options are exercised, then the beneficiaries will receive a cash amount equal to the difference between the market value per Share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with Italian GAAP by 10, subtracting consolidated net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of options exercised).

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Should the Company satisfy in cash, in whole or in part, its obligations deriving from the exercise of Options, then the Company (or the subsidiary for which the beneficiary works) will pay any additional amounts necessary to guarantee that the value received by the beneficiary after the deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares at the market value per share described above.

As part of the above-mentioned resolutions of the Compensation Committee and the Board of Directors dated, respectively, 6 and 13 September 1999, the Company granted a total of 1,250,000 Options to three beneficiaries (Federico Minoli Carlo Di Biagio and Massimo Bordi) with regard to 1999, on the terms and conditions set out in the Plan. Subsequently, in compliance with those resolutions, the Managing Director granted a total of 1,909,259 Options to 50 further beneficiaries prior to 31 December 1999, as reported on the related list filed with the Company’s official papers. The exercise price established for all the Options granted in relation to 1999 is permanently fixed at € 2.879, which was the average of the monthly average official prices for the shares of the Company listed on the Italian Stock Exchange for the months of June, July and August 1999.

At a meeting held on 3 March 2000, the Board of Directors decided to grant Options for 2000 on the terms and conditions set out in the Plan, as described above, and, in particular, to the maximum extent envisaged therein of 3,159,259 Options. The Options were granted with a permanently fixed exercise price of € 2.810 as follows: 500,000 Options granted by the Board to the Managing Director at that time, Federico Minoli, with the remainder, 2,659,259 Options, at the discretion of the Compensation Committee (on the understanding that no beneficiary could receive more than 500,000 Options), which granted them to a further 71 beneficiaries. The Options granted in accordance with the resolution vest in three annual instalments commencing from 31 December 2001 in the following proportions: 50%, 25% and 25%.

Partly as a consequence of the granting of Options in relation to 1999 and 2000, as described above, on 2 May 2000 the Shareholders’ Meeting approved an increase in share capital to service the Options already granted for 1999 and 2000, as well as the Options to be granted in relation to 2001 and 2002 in accordance with the terms of the Plan. This increase was approved with the total waiver of pre-emption rights pursuant to art. 2441.5 and .8 of the Italian Civil Code, since its purpose was to facilitate share ownership by employees as well as being, with regard to beneficiaries who are consultants or freelance collaborators of the Group, in the corporate interest. In particular, this is a divisible increase in capital, for payment, by a maximum of 12 million ordinary shares in the Company (and therefore with a maximum increase in the nominal value of share capital of € 6,197,482) to be issued subsequent to the exercise of the Options granted to the respective beneficiaries, with dividend rights from 1 January of the year in which each of the related shares is subscribed for and paid for, as defined by current legislation; this increase may be made by the Board on several, independent occasions at annual intervals, on the terms and conditions described in the Plan. It was also established that this capital increase must be made by and no later than 31 July 2009, in order to allow for the issue of Shares to service the exercise (within the deadline of 7 years from the grant date) of Options granted in 2002. The total number of Option beneficiaries in each year from 1999 to 2002 has not exceeded 200 persons.

The Shareholders’ Meeting held on 2 May 2000 in both ordinary and extraordinary session also granted a mandate to the Board of Directors, or to an ad hoc committee appointed by the

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Ducati Group
Report on operations

Board or by the articles of association, to do everything necessary in order to implement the capital increase described above.

On 15 March 2001, the Board of Directors authorised the granting of 3,165,000 Options in relation to 2001, on the terms described above. These Options were granted with an exercise price of € 1.9882 as follows:

•	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director Carlo Di Biagio,

•	with the remainder, 2,165,000 Options, at the discretion of the Compensation Committee which granted them to a further 73 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2002 in the following proportions: 50%, 25% and 25%.

On 14 February 2002, the Board of Directors authorised the granting of 3,960,000 Options in relation to 2002, on the terms described above. These Options were granted with an exercise price of € 1.8069 as follows:

•	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director Carlo Di Biagio,
•	the remainder, 2,960,000 Options, were granted to a further 90 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2003 in the following proportions: 50%, 25% and 25%.

On 13 February 2003, in view of the stockmarket prices for the Company’s shares, the Board of Directors resolved to replace by a multiple of “5” the multiple of “10” used in the formula to calculate the value of Ducati shares should the Options be paid out in cash with the Company no longer listed on the Stock Exchange. This modification relates to Options granted subsequent to the date of the above resolution.

The Board of Directors has not authorised any grant of Options in relation to 2003.

On 11 March 2004, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2004, on the terms described above. These Options were granted with an exercise price of Euro 1.3170 as follows:

•	500,000 Options to the Chairman of the Board of Directors and Managing Director Federico Minoli,
•	the remainder, 2,670,000 Options, were granted to a further 65 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2005 in the following proportions: 50%, 25% and 25%

On 6 May 2004 the special sitting of the Shareholders’ Meeting approved the proposed increase in share capital by a maximum of up to 1,585,000 shares, as described in greater detail in the chapter “Other company events” in this report.

14

Ducati Group
Report on operations

The situation regarding this second Stock Option Plan is summarised below:

Stock Option Plans - second plan

	Period ended 30/06/04			Year ended 31/12/03
	Number of shares	Exercise price in Euro	Market price in Euro	Number of shares	Exercise price in Euro	Market price in Euro
Rights granted, start of year	11,344,130	2.3066	1.333	11,844,130	2.3066	1.797
New rights granted during the year	3,170,000	1.3170	1.333	0
Rights exercised during the year	0			0
Rights expiring during the year	500,000			500,000
Rights granted, end of year	*14,514,130	2.1048	1.155	11,344,130	2.3250	1.333
of which: vested	8,954,130	2.4487	1.155	8,954,130	2.4487	1.333

*	including 2,689,130 to be exercised by 2006, 2,475,000 by 2007, 2,800,000 by 2008, 3,380,000 by 2009 and 3,170,000 by 2011.

Evidently, in addition to the exercise of all the Options, the development of the Stock Option Plans will depend on the decisions to be taken by the Company each year with regard to the granting of options to subscribe for new shares, as against the alternative of making cash payments.

No provisions with regard to the stock option plans have been recorded in the financial statements as of 30 June 2004, since the intention of the Company is to service such plans via the capital increases referred to above, so that no costs to the Group are currently foreseen for the stock option plans.

15

Ducati Group
Report on operations

Employee share purchase plan

The employee share purchase plan was approved by the Board of Directors on 14 February 2002, which delegated all necessary powers for its implementation to the Managing Director. This plan is intended to facilitate the purchase of shares by the permanent employees of the Ducati Group resident in Italy, including part-timers and excluding those employees who are also directors of Group companies, (the “Employees”), and is summarised as follows (the “Share Plan”).

The Share Plan is intended to build the loyalty of the Employees by enabling them to receive at a discounted price (1/3 of the purchase price to be paid by the Company, up to a maximum of € 1,000 paid by each Employee in each calendar year), ordinary shares in Ducati Motor Holding (the “Shares”) acquired in the Screen-traded Market administered by Borsa Italiana S.p.A. (the “Market”).

In particular, the Share Plan confers on the Employees the right, to be exercised by a certain date in each year, to inform the Company of the total value of Shares that they intend to purchase, up to the maximum annual limit established in the Share Plan (€ 3,000 per employee per calendar year).

Based on the applications received, the Company instructs an intermediary to acquire the above shares in the Market on behalf of the Company. On the day of the purchase, the Company — via the intermediary — allocates the Shares to the Employees at the discounted price referred to above. The Shares acquired on this basis cannot be sold by the Employees for a period of 3 years. Specific regulations cover the termination of employment relationships with the Employees.

With regard to the application of company law, the implementation of the Share Plan is subject to the authorisation of the purchase of own shares by the shareholders at an ordinary meeting. In addition, the value of the assistance provided as a result of implementing the Share Plan cannot exceed the Company’s distributable earnings and reserves.

As already mentioned, the Shareholders’ Meeting held on 7 May 2002 authorised the purchase and sale of own shares for purposes including the implementation of the Share Plan. This authorization expired on 7 November 2003.

During the first six months of 2004 the above authorisation from the shareholders has not been put into effect and, consequently, no own shares have been acquired to service this plan. Accordingly, no provision has been made as of 30 June 2004 in relation to the above Share Plan.

During the first six months of 2004, the parent company has however acquired No. 1,228,143 own shares for purposes other than to service the above plan.

These purchases were made in accordance with the shareholders’ authorisation referred to above and were disclosed to Consob on a timely basis. As of 30 June 2004, the Company holds a total of 1,521,378 own shares.

16

Ducati Group
Report on operations

Reclassified consolidated statement of operations

	Period ended 6/30/2004		Period ended 6/30/2003		Year ended 12/31/2003
	€ 000%		€ 000%		€ 000%

Net sales	220,982	88.2	209,257	92.3	388,241	90.6

Change in work in progress, semi-finished and
finished products	7,429	3.0	(4,919)	(2.2)	(2,862)	(0.7)
Capitalisation of internal costs	3,367	1.3	3,795	1.7	7,267	1.7
Other operating revenues	18,794	7.5	18,642	8.2	35,881	8.4

Value of production	250,572	100.0	226,775	100.0	428,527	100.0

Consumption of raw materials	(114,023)	(45.5)	(100,374)	(44.3)	(191,364)	(44.7)
Other operating expenses	(77,304)	(30.9)	(70,839)	(31.2)	(134,648)	(31.4)

Value added	59,245	23.6	55,562	24.5	102,515	23.9

Provisions for doubtful accounts and writedowns	(232)	(0.1)	(457)	(0.2)	(1,320)	(0.3)
Provisions for risks and charges	(2,290)	(0.9)	(2,314)	(1.0)	(4,746)	(1.1)
Payroll and related costs	(28,653)	(11.4)	(26,817)	(11.8)	(51,242)	(12.0)

Gross operating profit	28,070	11.2	25,974	11.5	45,207	10.5

Depreciation of property, plant and equipment
and amortisation of intangible fixed assets	(19,018)	(7.6)	(18,429)	(8.1)	(38,889)	(0.9)

Operating profit	9,052	3.6	7,545	3.4	6,318	1.5

Financial income	5,924	2.4	7,620	3.4	14,802	3.4
Financial charges	(11,001)	(4.4)	(12,578)	(5.5)	(21,558)	(5.0)
Non-operating income*	10	0.0	57	0.0	98	0.0
Non-operating expense*	(77)	(0.0)	(220)	(0.1)	(141)	0.0
Extraordinary costs for taxation	(419)	(0.2)	—	0.0	—	0.0
Disposal gains	—	—	—	0.0	—	0.0
Out-of-period taxation	—	—	(483)	(0.2)	(587)	(0.1)
Non-operating income from brand revaluation	—	—	-	0.0	5,234	1.2
Restructuring costs	—	—	(3,500)	(1.5)	(4,046)	(0.9)

Profit before minority interests	3,489	1.4	(1,559)	(0.7)	120	0.0

Profit for minority interests	(3)	(0.0)	—	0.0	—	0.0

Ducati Group’s profit before taxation	3,486	1.4	(1,559)	(0.7)	120	0.1

Income taxes					(80)	0.0

Net profit for the year					40	0.0

EBITDA in absolute terms and as a % of net sales	27,997	12.7%	25,811	12.3%	45,164	11.6%

*	EBITDA = gross operating profit + non-operating income and non-operating expenses recurring

As indicated above and as permitted by art. 81 of the enabling regulations for Decree N° 58 of 24/2/1998 that governs the issuers of shares, the half-yearly report as of 30 June 2004 has been drawn up so that the result for the period and the corresponding balance sheet captions are indicated gross of taxation. This must be taken into account when comparing the information with that for 31/12/2003, when the results and the related balance sheet captions were stated net of taxation.

17

Ducati Group
Report on operations

Reclassified consolidated balance sheet

	Period ended 6/30/2004		Period ended 6/30/2003		Year ended 12/31/2003
	€ 000%		€ 000%		€ 000%
Current assets
Cash and cash equivalents	30,821		35,067		23,973
Trade receivables, net	90,213		85,900		80,421
Inventories	111,542		103,740		104,774
Other current assets	17,548		21,377		18,869
Current assets — Credit Link	15,000		—		—

Total current assets	265,124	56.3%	246,084	52.3%	228,037	49.9%

Non-current assets
Property, plant and equipment, net	63,325		69,686		67,167
Intangible fixed assets	120,472		129,838		124,721
Equity investments	12		12		12
Non-current assets — Credit Link / ABS	10,000		25,011		25,000
Other non-current assets	12,110		549		12,096

Total non-current assets	205,919	43.7%	225,096	47.7%	228,996	50.1%

Total assets	471,043	100.0%	471,180	100.0%	457,033	100.0%

Current liabilities
Due to banks	71,210		45,687		65,587
Current portion of long-term debt	67,873		19,148		3,740
Trade payables	107,775		91,160		89,503
Due to tax authorities	8,355		8,123		12,212
Other current liabilities	19,146		19,573		15,930
Provision for risks and charges — current portion	4,906		10,867		4,011

Total current liabilities	279,265	59.3%	194,558	41.3%	190,983	41.8%

Long-term liabilities
Long-term debt,
net of current portion	3,835		91,000		81,882
Employees’ leaving entitlements	8,900		7,798		8,277
Due to tax authorities	1,292
Deferred income taxes	211		35		35
Other long-term liabilities	13,282		16,525		14,939
Provisions for risks and charges — long-term portion	1,687		3,022		2,518

Total long-term liabilities	29,207	6.2%	118,380	25.1%	107,651	23.6%

Total liabilities	308,472	65.5%	312,938	66.4%	298,634	65.3%

Shareholders’ equity
Share capital	82,590		82,420		82,420
Reserves	76,482		77,381		75,939
Profit (loss) before tax	3,486		(1,559)		0
Profit (loss) for the period					40

Total Group shareholders’ equity	162,558	34.5%	158,242	33.6%	158,399	34.7%

Shareholders’ equity of minority interests	13

Total liabilities and shareholders’ equity	471,043	100.0%	471,180	100.0%	457,033	100.0%

*	The Ducati Group Net Shareholders’ equity as of 31 December 2003 includes a tax charge for the period of € 80 thousand, including current taxes of € 3,378 thousand and net prepaid (deferred) taxation of € 3,298 thousand.

18

Ducati Group
Report on operations

The working capital of the Ducati Group (defined as trade receivables and inventories, net of trade payables) as of 30 June 2004 amounts to € 94.0 million, compared with € 98.4 million as of 30 June 2003, down € 4.4 million.

Trade receivables

Net trade receivables as of 30 June 2004 and 30 June 2003 amount to € 90.2 million and € 85.9 million, respectively, representing 40.8% and 41.1.% respectively of net sales.

Comparison of trade receivables between the two years is influenced by the securitisation arrangements that are described in the section of these notes dealing with the accounting policies adopted in relation to receivables. The nominal value of receivables sold without recourse via the securitisation and the net effect on credit exposure in relation to the above mentioned operation is indicated in the paragraph “Financial activities” below.

Inventories

Inventories as of 30 June 2004 and 30 June 2003 amount to € 111.5 million and € 103.7 million respectively, representing 47.4% of net sales in both years, with an increase over the year of € 7.8 million.

The increase in finished products with respect to the comparative period of last year mainly reflects the increase in the volume of motorcycles produced with respect to the first half of the preceding year.

Trade payables

Trade payables amount to € 107.8 million as of 30 June 2004 and € 91.2 million as of 30 June 2003, up € 16.6 million.

The increase primarily reflects higher production and, accordingly, reduced purchasing of direct materials from suppliers.

19

Ducati Group
Report on operations

Consolidated Statement of Cash Flows

	Period ended 30/06/04 € 000	Period ended 30/06/03 € 000	Year ended 31/12/03 € 000
Cash flow generated by operating activities
Net profit for the year	3,486	(1,559)	40
Change in cumulative translation adjustment	437	60	(1,381)
Change in minority interests	13	—	—
Adjustments to reconcile net profit with the
movements of funds generated by (used in)
operating activities
- Amortisation, depreciation and writedowns	19,018	18,429	38,889
- Deferred income taxes	(4)	—	—
- Net change in employees’ leaving entitlements	623	672	1,151

Change in operating assets
and liabilities
- Trade receivables	(9,792)	(3,858)	1,621
- Inventories	(6,768)	7,687	6,653
- Other current assets	1,321	(3,951)	(1,443)
- Trade payables	18,273	(3,952)	(5,611)
- Other current liabilities	4,291	5,718	(4,781)
- Due to tax authorities	(2,565)	2,769	6,858
- Other long-term assets and liabilities	(831)	(976)	(13,026)

Net cash generated by operating activities (A)	27,502	21,039	28,970

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(4,601)	(10,549)	(15,746)
Net change in intangible fixed assets	(6,326)	(10,484)	(18,110)
Decrease (increase) in equity investments	—	—	—
Other non-current assets	(14)	67	66

Net cash used in investing activities (B)	(10,941)	(20,966)	(33,790)

Cash flow generated from operating activities
net of cash used in investing activities (A-B)	16,561	73	(4,820)

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	6,678	32,636	30,169
Subscription to (buy back of) bonds	(15,000)	(10,336)	(15,336)
Increase in share capital and reserves	235	—	—
Other non-current financial assets	(1,626)	(11,266)	(10,000)

Change in cash generated by financing activities	(9,713)	11,034	4,833

Increase (decrease) in cash on hand, bank
deposits and securities	6,848	11,107	13

Cash and cash equivalents, beginning of year	23,973	23,960	23,960

Cash and cash equivalents, end of year	30,821	35,067	23,973

The statement of cash flows for the period ended 31 December 2003 reports net profit after tax and the changes in the balance sheet captions. The statement of cash flows for the period ended 30 June 2004 and 30 June 2003 indicate the result gross of taxation, as taxes have not been determined and, as a result, there are no movements in the corresponding balance sheet captions regarding taxation.

20

Ducati Group
Report on operations

The cash flow from operating activities, amounting to € 27.5 million as of 30 June 2004 compared with € 21.0 million as of 30 June 2003, shows an increase of € 6.5 million in the cash flow generated in 2004, with respect to 2003.

The change in cash flow generated from operating activities in the period ending 30 June 2004 was affected by the results for the year, € 5.0 million higher than in 2003, was affected by the results for the year. The movements in these captions are discussed in the related section of financial report.

This increase in the results for the period is added to an improvement in the level of cash as a result of the variation in working capital (defined as the difference between trade receivables, inventories and trade payables) by € 1.8 million, as well as by higher depreciation of € 0.6 million and other net assets and liabilities and tax payables, which have resulted in generation of € 4.4 million and usage of € 5.3 million, respectively, cash. With regard to the latter variation, reference is made to the relative items in the Balance Sheet.

Investing activities

Additions to property, plant and equipment amounted to € 4.6 million in the period ending 30 June 2004 compared with € 10.5 million in the same period of last year, down € 5.9 million. This decrease is mainly a consequence of lower investment for the production of new products.

Investment in intangible fixed assets amounted to € 6.4 million for the period ending 30 June 2004 compared with € 10.5 million in the prior year, down € 4.1 million. This reduction was due to the level of investment in research and development, which peaked during the previous periods with the complete renewal of the product range.

Financing activities

The cash absorbed by financing activities amounted to € 9.7 million to 30 June 2004, as against a cash flow of € 11.0 million generated during the previous year.

This change in financing activities is a consequence of the following transactions carried out in 2004, as well as those discussed in the section of this report on the consolidated net financial position.

Securitisation

In December 2002, Ducati Motor Holding S.p.A. signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitisation arrangements (asset-backed securities). This securitisation of trade receivables is part of a project to modify the administration of customer credit. This involves a move from factoring to direct management of both the collection risk and the financing of the commercial network. These activities were previously carried out by a factoring company. In this way, Ducati has achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and earns interest income on dealer financing activities.

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

The parent company completed the first tranche of the securitisation on 30 December 2002. As of February 2003, further receivables were sold on a more or less monthly basis. These receivables have been sold, without recourse, to a special-purpose vehicle called Ducati

21

Ducati Group
Report on operations

Desmo Finance 1 (D.D.F.1) S.r.l. established pursuant to Law 130/99, by two Dutch foundations, Stichting Syros and Stichting Kea, that are not linked to the Ducati Group by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. The above foundations sold their holdings in D.D.F.1 to SVM Securitisation Vehicles Management s.r.l. and to Finanziaria Internazionale Securitisation Group S.p.A., both with registered offices in Conegliano (TV), via Vittorio Alfieri, 1: they are not linked to the Ducati Group by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiary and/or related parties.

The purchase on 30 June 2003 was financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B.

The Class A bonds were taken up entirely by Banca Intesa, which then sold 99.5% of them to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Paper.

The Class B bonds were taken up in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary operating in the Canadian and American markets. The bonds taken up by Ducati North America Inc. on 30 June 2003 were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year; payment of interest is subject to the vehicle cash requirements, for monthly purchase of receivables. The above mentioned bonds are classified as financial fixed assets since they cannot be sold during the two years subsequent to their subscription date. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.F.F.1 and mostly taken up by Romulus Funding Inc.).

The above bonds replaced the bridge loan granted by Banca Intesa to finance the transaction up to 30 June 2003.

A number of foreign subsidiaries were also involved in the securitisation operation during 2003.

At the end of June 2003 Ducati France formally entered the trade receivables securitisation program, with disposal of the first receivables during the following month.

Ducati Motor Deutschland and Ducati UK also entered the securitisation program in December 2003. Currently, four companies in the Ducati Group are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

From an operational point of view, disposals in foreign subsidiaries have been achieved by the sale, without recourse, of receivables due to the subsidiaries themselves to Ducati Motor Holding, which in turn transferred said receivables to the vehicle.

22

Ducati Group
Report on operations

The total nominal value of the receivables sold, the amount collected, the deferred portion and the effects on the net financial position are as follows:

	6/30/2004		12/31/2003
Nominal value of receivables sold to the SPV (turnover)	64.13	*	56.90

Payments received from the SPV	60.46		47.90

Interest and expenses	0.63		0.40

Amount deferred	3.04		8.60

*	inc. AUD 2.0 million and GPB 5.5 million

EFFECT ON THE FINANCIAL POSITION

Receivables not collected by the SPV and not yet due	25.20	42.70

Receivables not collected by the SPV but due	11.70	0.10

Total receivables to be collected by DDF1	36.90	42.80

Amount deferred	(3.04)	(8.60)

Receivables collected by DMH on behalf of
the SPV but not yet paid over to that entity	(3.30)	(15.90)

Total effect on the financial position	30.56	18.30

The amount of € 30.56 million as of 30 June 2004 (€ 18.30 million as of 30 June 2003) represents the amount already collected by the Group in relation to receivables that the vehicle company has not yet collected from customers. Accordingly, in the absence of securitisation, the Group’s receivables and net short-term borrowing position as of 30 June 2004 would have been greater by € 30.56 million (€ 18.30 million as of 30 June 2003).

Since the securitisation is without recourse, the nominal value of sold receivables is deducted from the “trade receivables” caption at the time of the disposal, against recognition of the amount collected as liquidity and of the amount deferred as a receivable from the vehicle company. The amount due from the vehicle company as of 30 June is classified among trade receivables for clearer comparison with prior periods and because of the commercial nature of the sold receivables. The initial costs associated with this revolving securitisation, totalling € 1,052 thousand, have been recorded as deferred charges and are being amortised over five years. This period reflects the expected duration of the operation, since the portfolio sold is considered to be of high quality and, as such, the risk that the revolving securitisation will terminate early is deemed to be remote.

23

Ducati Group
Report on operations

The receivables sold, recorded in special sectional customer accounts held on behalf of the vehicle company, are settled on collection by increasing the liability to D.D.F.1. Credit transfer instructions are then given in favour of the vehicle company for the total amount collected, as soon as such collection has been recorded.

Exchange differences and commissions associated with the securitisation are reflected in the statement of operations.

The securitisation essentially exposes the Ducati Group to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated to the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. This risk was taken into account when determining the allowance for doubtful accounts.

In addition, Ducati North America Inc. is also exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold. Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. and to taking all necessary action to ensure that it is not declared bankrupt and/or wound-up excluding, possible, dishonour of account receivables.

On 30 June 2004, as part of the securitisation of trade receivables, San Paolo IMI S.p.A. released a guarantee on behalf of Ducati Motor Holding S.p.A. in favour of Ducati Desmo Finance 1 (D.D.F.1) S.r.l. for a maximum amount of € 5,800,000, to guarantee any amounts deducted from the amounts payable to companies at the time of payment of sales target premiums by the Company.

Buy back of bearer bond

As of December 31, 2002 the parent company bought back in the market some tranches of the bearer bond for € 9,000,000 of nominal value.

During 2003 and the first half of 2004, Ducati Motor Holding S.p.A. bought back in the market five further tranches of the bearer bond issued on 31 May 2000 with maturity on 31 May 2005, as follows:

	Nominal value	Payment date	Value date

First tranche	5.000.000	26/03/2003	31/03/2003
Second tranche	5.336.000	03/04/2003	08/04/2003
Third tranche	5.000.000	24/10/2003	28/10/2003
Fourth Tranche	10.000.000	10/02/2004	13/02/2004
Fifth Tranche	5.000.000	12/03/2004	15/03/2004

The first tranche with a nominal value of € 5,000,000 was acquired at a price of 103.2532 with a purchase premium of € 157,500;

24

Ducati Group
Report on operations

the second tranche with a nominal value of € 5,336,000 was acquired at a price of 102.4512 with a purchase premium of € 128,064;

the third tranche with a nominal value of € 5,000,000 was acquired at a price of 102.9 with a purchase premium of € 145,000;

the fourth tranche with a nominal value of € 10,000,000 was acquired at a price of 100.72 with a purchase premium of € 72,000;

the fifth tranche with a nominal value of € 5,000,000 was acquired at a price of 101.5 with a purchase premium of € 75,000.

As of 30 June 2004 the five tranches were cancelled. The net bonded debt exposure on the date this report was prepared therefore amounts to € 60,664,000.

The related costs have been reclassified as financial charges.

The financial position of the Ducati Group as of 30 June 2004 is solid and able to guarantee that the funds necessary to refinance the outstanding bond, maturing on May 31, 2005, will be sourced.

In order to achieve this objective, the Group is currently assessing the various types of financial instrument made available by the lending markets.

25

Ducati Group
Report on operations

Consolidated net financial position

	Period ended 6/30/2004 € 000	Period ended 6/30/2003 € 000	Year ended 12/31/2003 € 000

Cash and cash equivalents	28,981	34,725	23,582
Own shares	1,840	342	391
Credit Link — short terms investments	15,000	—	—
Bonds	(60,664)	—	—
Due to banks	(71,210)	(45,687)	(65,587)
Current portion — due to other providers of funds	(7,209)	(19,148)	(3,740)

Net short-term financial position	(93,262)	(29,768)	(45,354)
Credit Link — long term investments	—	15,000	15,000
Asset Backed Securities
Long term investments	10,000	10,011	10,000
Bonds	—	(80,664)	(75,664)
Long term loans, net of current portion	(3,835)	(10,336)	(6,218)
Due to other providers of funds,
net of current portion	(13,282)	(16,525)	(14,939)

Total	(100,379)	(112,282)	(117,175)

The net financial position does not include:

•	the interest accrued on the bond outstanding as of 30 June 2004, totalling € 329 thousand (€ 2,869 thousand as of 31 December 2003 and € 437 thousand as of 30 June 2003). This amount is recorded as an accrued expense and will be paid when the coupon matures on 31 May 2005.
•	The interest income accrued on the “Credit Link” as of 30 June 2004, totalling € 69 thousand (€ 510 thousand as of 31 December 2003 and € 69 thousand as of 30 June 2003). This amount is recorded as accrued income and will be collected on the maturity of the coupon, which is tied to the same dates as the bond.

Note that:

1.	Short-term bank loans include:

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—	a loan of € 10,336 thousand obtained in order to contain the exposure to interest rates. This loan, obtained on 30 May 2003, is repayable within 18 months less one day (i.e. 29 November 2004), unless renewed, and bears interest at 3-month Euribor. This loan is linked with an interest-rate swap that fixes the interest rate at 2.95% on €5,336 thousand and 2.8% on € 5,000 thousand.

—	a short-term loan of € 5,000 thousand obtained in order to contain the exposure to interest rates. This loan, obtained on 27 October 2003, is repayable within 18 months less one day (i.e. 26 May 2005) and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the interest rate at 2.72%, expiring on 26 April 2005.

—	a short-term loan of € 10,000 thousand obtained in order to contain the exposure to interest rates. This loan, obtained on 12 February 2004, is repayable on 12 May 2005, and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the interest rate at 2.215%, expiring on 2 August 2005.

—	a short-term loan of € 5,000 thousand obtained in order to contain the exposure to interest rates. This loan, obtained on 15 March 2004, is repayable within 15 months (15 June 2005), and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the interest rate at 2.095%, expiring after 15 months.

—	Three short-term loans totalling € 14,000 thousand arranged in June 2003, for € 3,000 thousand, 5,000 thousand and 6,000 thousand, respectively, expiring on 1 July 2004, 2 July 2004 and 7 September 2004. These loans are not linked with any interest-rate swap.

2.	The item bonds relates to the residual liability of € 60,664 thousand on the bond issued on 31 May 2000, after buy backs made up until 31 May 2004. The bonds will expire on 31 May 2005, for that reason in the period ended 30 June 2004 they have been reclassified in the short-term financial position.

3.	The current portion of amounts due to other providers of finance includes:

—	the current portion of amounts due to leasing companies, €3,285 thousand;

—	receivables collected on behalf of D.D.F.1 S.r.l. as part of the securitisation, € 3,924 thousand, but not yet paid over to that company;

4.	Long-term debt totaling € 3,835 thousand includes:

—	four long-term loans totalling € 3,835 thousand, of which the first two arranged in July 2003 for € 471 thousand and € 747 thousand, respectively, the third for € 2,316 thousand arranged in April 2004 and the fourth for €290 thousand arranged in June 2004. Exposure also includes the relative interest for € 11 thousand. These are loans with interest-relief obtained under contracts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities for projects linked with the Technological Innovation Fund (F.I.T.), increased by the interest accrued during the period.

No guarantees have been given in relation to the loans mentioned in this paragraph.

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Sector information for the Group

									(Euro / 000)
	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		OTHER		TOTAL
	June-04	June-03	June-04	June-03	June-04	June-03	June-04	June-03	June-04	June-03

Net sales	175,353	173,826	22,306	19,797	19,968	15,044	3,355	590	220,982	209,257
% of net sales	79.4%	83.1%	10.1%	9.5%	9.0%	7.2%	1.5%	0.2%	100.0%	100.0%
Cost of goods sold	(123,173)	(123,977)	(5,522)	(4,808)	(12,086)	(8,459)	(971)	(210)	(141,752)	(137,454)

Gross profit	52,180	49,849	16,784	14,989	7,882	6,585	2,384	380	79,230	71,803

% of net sales	29.8%	28.7%	75.2%	75.7%	39.5%	43.8%	71.1%	64.4%	35.9%	34.3%

% of total gross profit	65.9%	69.4%	21.2%	20.9%	9.9%	9.2%	3.0%	0.5%	100.0%	100.0%

Other operating revenues	9,091	10,110	1,093	976	2,074	941	164	29	12,422	12,056
Selling expenses	(33,983)	(33,398)	(10,916)	(7,968)	(5,973)	(4,334)	—	—	(50,872)	(45,700)
General and administrative expenses	(6,668)	(8,093)	(848)	(922)	(759)	(700)	(61)	—	(8,336)	(9,715)
GP - R&D costs	(3,437)	(2,144)	(437)	(244)	(392)	(185)	(65)	(8)	(4,331)	(2,581)
Other income (charges)	(35)	92	(4)	11	(4)	8	—	—	(43)	111
Depreciation and amortisation	(16,382)	(16,156)	(2,084)	(1,841)	(478)	(432)	(74)	—	(19,018)	(18,429)

Operating profit (loss)	766	260	3,588	5,001	2,350	1,883	2,348	401	9,052	7,545

% of net sales	0.4%	0.1%	16.1%	25.3%	11.8%	12.7%	70.0%	68.3%	4.1%	3.6%

% of total operating profit	8.5%	3.4%	39.6%	66.3%	26.0%	25.0%	25.9%	5.3%	100.0%	100.0%

Non-operating income and expense									(486)	(4,146)
Financial income and expense									(5,077)	(4,958)

Profit before taxation and minority interests									3,489	(1,559)

Profit for minority interests									(3)	—

Ducati Group’s profit before taxation									3,486	(1,559)

EBITDA	17,094	16,280	5,665	6,827	2,822	2,303	2,416	401	27,997	25,811

% of net sales	9.7%	9.4%	25.4%	34.5%	14.1%	15.3%	72.0%	68.0%	12.7%	12.3%
% of total EBITDA	61.1%	63.1%	20.2%	26.4%	10.1%	8.9%	8.6%	1.6%	100.0%	100.0%

Other information

Sector assets	181,483	177,398	37,185	35,236	26,519	27,944	2,035	274	247,222	240,852
Goodwill and brands	64,749	74,045	8,236	8,465	7,339	6,415	1,224	178	81,548	89,103

Total unallocated assets									142,273	140,078

Total Assets									471,043	470,033

Sector liabilities	111,835	103,177	9,083	9,005	13,790	10,070	1,501	354	136,209	122,606

Total unallocated liabilities									334,834	347,427

Total liabilities									471,043	470,033

Capital investment during the year

Investment in PPE and R&D	5,846	16,388	810	1,657	345	788	58	22	7,059	18,855
Unallocated investment in fixed assets									3,868	2,179

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Group performance

The volume of motorcycle sales during the first half of 2004, 21,879 units, was 2% higher than in 2003. In particular, after a major increase in the first quarter, sales slowed during the second quarter, due to a general market slow-down. Anyway, second quarter sales, that were compared to a record second quarter in 2003, were growing, in comparison with first quarter.

Analysis of sales by family shows a different situation from 2003.

Sales of the Superbike family are in line with those seen last year. In particular there has been a significant increase in the lower part of the range, mainly thanks to the introduction of the new 749R. Sales in the higher part of the range, on the other hand, have slowed. Finally, it must be noted that the 998Final Edition and the 998Matrix both achieved a good level of success.

The 53% fall in the sales of the Supersport family was largely due to a significant contraction in sales at the upper end of the range, represented by the 1000SS.

The Sport Touring family is the one that has seen the most significant increase (+86%), thanks to the appreciation shown by buyers for the launch of the new three-valve ST3, as well as for the restyling of the entire range.

The sales of the Monster family were higher than in 2003 (+16%). This increase was mainly due to the success of the models 620 and particularly 996 cc, for which over 2500 units were sold in just six months.

Finally, the new Multistrada 1000 DS saw a drop in sales with respect to 2003 (-32%). However it must be recalled that sales for the first quarter of 2003 had been strongly influenced by the considerable demand for a model that is absolutely new for Ducati, and by the need to create an initial stock of products with the approximately 700 Ducati dealers world-wide.

Independent dealers have continued to open new Ducati stores in Italy and abroad during the first half of 2004. As of 30 June 2004 there are 149 active Ducati Stores that inform consumers about the history of Ducati, and present the “Ducati” world of motorcycles, accessories and apparel in a manner which is consistent with our image.

Value of production

The value of production during the period ended 30 June 2004 was € 250.6 million, compared with € 226.8 million in the same period of the prior year, up by € 23.8 million (+10.5%). This increase was due to both higher revenues from the sales of spare parts, accessories and apparel and to an increase in the production of motorcycles with respect to the first half of 2003.

Output of motorcycles in the first half of 2004 totaled 23,177 units, up 21% with respect to the same period of 2003. This increase is due to the fact that part of the production of the “model Year 2005“ models to be presented in September was advanced to the months of May and June.

The volume of motorcycle sales, € 175.4 million, was 0.9% higher than the previous year. The slight increase mirrors the increase in volumes (+1.9%) and is balanced by the negative effects of the euro/dollar exchange rate. At constant exchange rates, the increase of revenues would have been 2.1%.

Sales of the other categories of Ducati products (spare parts, accessories and apparel) during the period ending 30 June 2004 amounted to € 42.3 million, up 21.3% compared to the same

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period of the previous year. At constant exchange rates, there would have been an increase of 22.8%.

Analysis of the volume of motorcycles sold in the principal geographic markets highlights increases in the United States (+29.8%), in countries with no branch (+10.1%), in Italy (+5.6%) and in France (+5.0%), but falls in Benelux (-10.6%), in the UK (-21.2%), in Germany (-21.2%) and in Japan (-25.0%). These severe drops reflect the contraction in the reference market, which are due both to macroeconomic factors and to the motorcycle sector in particular.

Analysis of the registration statistics is also important in order to understand the trend in Ducati motorcycle sales. Accepting that there is a certain delay in the release of official numbers, the following information is based, in part, on preliminary data from official sources and, in part, on estimates by management: registrations during the first half of 2004 totalled about 23,754 units (23,340 during the first half of 2003), with an increase of 2% with respect to the previous year. There were increases in Spain (+34%), in the United States (+33%), in Australia (+16%), in France (+5%), and in Italy (+3%). On the other hand, there were decreases in Great Britain (-4%), in Benelux (-13%), in Germany (-13%) and in Japan (-14%). In particular, after an increase in the first quarter(+11%), sales slowed during the second quarter (-3%), mainly due to a drop in the number of vehicles registered in the month of May.

Consumption of raw materials

The consumption of raw materials and related expenses amounted to € 114.0 million as of 30 June 2004, compared with € 100.4 million during the first half of 2003, up € 13.6 million (+13,6%). The increase reflect the increase in production with respect to the previous year, as mentioned above.

Other operating expenses

Other operating expenses totalled € 77.3 million in the first six months of 2004, in line with the € 70.8 million reported in the same period of last year, up € 6,5 million (+9.2%). This is due to the higher cost of external processing connected to the increased production, and to the cost of organising the World Ducati Week, higher “racing” expenses and other commercial expenses. The other operating expenses have increased as a percentage of the value of production from 31.2% in the first half of 2003 to 30.9% as at 30 June 2004.

Value added

Value added amounted to € 59.2 million up to 30 June 2004, compared with € 55.6 million, up € 3.6 million (+6.4%) with respect to the same period of the preceding year, due to increased sales. As a percentage of the value of production, value added has decreased from 24.5% in 2003 to 23.6% for the first half of 2004. In spite of the increase in sales of motorcycles, spare parts, accessories and apparel, there was a decrease in the value added due to the increase in the sales costs.

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Provisions for doubtful accounts and writedowns

The provision for doubtful accounts for the period ending 30 June 2004, € 0.2 million, was recorded to cover risks associated with specific customers of, in particular, Ducati Corse S.r.l. and certain foreign subsidiaries including those in the United States and Germany.

Provisions for risks and charges

Provisions amounted to € 2.3 million as at 30 June 2004, in line with the value for the comparative period of last year, and they mainly relate to guarantee charges.

Payroll and related costs

Payroll and related costs amounted to € 28.7 million to 30 June 2004, compared with € 26.8 million to 30 June 2003, up € 1.9 million (+7.1%). This increase is due to the salary increases foreseen by the new national labour contract, and by the new company labour contract. These costs absorbed 11.4% of the value of production, compared with 11.8% last year.

Gross operating profit

Gross operating profit amounted to € 28.1 million as of 30 June 2004, compared with € 26.0 million of the previous year, up € 2.1 million (+8.1%). As indicated above, this grown is due to the increase in income from sales. As a percentage of the value of production, gross operating profit has decreased to 11.2%, in line with the 11.5% seen during the same period of last year.

Depreciation of property, plant and equipment and amortisation of intangible fixed assets

Depreciation for the period ending 30 June 2004 amounts to € 19.0 million, compared with the € 18.4 million for the comparable period of last year. The increase of € 0.6 million reflects research and development and the industrialisation of products carried out in 2003, especially with regard to the mew Multistrada and the new three-valve engine.

Operating profit

The operating profit for the first half of 2004 was € 9.0 n, compared with € 7.5 million in the comparative period of last year, up € 1.5 million (+20.0%). As a percentage of the value of production, operating profit has increased from 3.4% for the period ending 30 June 2003 to 3.6% for the first half of 2004.

Net financial income (charges)

Net financial charges amount to € 5.1 million for the first half of 2004, in line with the charges of € 5.0 million for the same period of 2003.

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Net non-operating income (expense)

Net non-operating expenses to 30 June 20004 totalled € 0.08 million, as compared with € 0.02 million to 30 June 2003.

Out-of-period taxation

This caption, which amounts to a total of € 419 thousand, reflects the costs incurred in May 2004 by Ducati Motor Holding S.p.A. and its subsidiaries Ducati Corse S.r.l. and Ducati.Com S.r.l., € 61 thousand, following their acceptance of the tax amnesty, as described in the related explanatory note to the financial report. The balance of € 358 thousand comprises adjustments to the taxation estimated as of 31 December 2003 for € 72 thousand, to ICI (real estate tax) for the year 2000 for € 106 thousand and for an accrual relates to a tax assessment currently being carried out at the German subsidiary, for € 180 thousand.

Restructuring costs

These costs zero for the period ending 30 June 2004, but amounting to € 4.0 million to 31 December 2003, relate to the corporate reorganisation plan that provides for the termination by mutual agreement of a certain number of employees in exchange for severance incentives, as approved by the Board of Directors of the parent company on 5 March 2003 (first part) and 8 April 2003 (second part).

Profit / (Loss) for the period — before taxation

The Ducati Group’s pre-tax profit for the period ending 30 June 2004 amounts to € 3.5, compared with a net loss of € 1.6 million during the same period last year.

EBITDA (Profit before financial income and expense, taxation, depreciation, amortisation and net non-operating expense)

In view of the importance of this parameter, which is used by management for control purposes, it is useful to highlight that the result of € 28.0 million reported for the period ended 30 June 2004 compares with € 25.8 million for the first six months of 2003, up by € 2.2 million (+8.5%).

As a percentage of net sales, EBITDA has increased from 12.3% to 12.7%.

This is mainly explained by:

—	the adverse exchange-rate effect, especially with regard to the dollar and sterling (0.7%);

—	increased commercial and racing costs (1.3%);

—	offset in large measure by the reduction in cost of product and production efficiency (1.7%) and

—	the increase in related product sales (+0.7%)

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SECTOR INFORMATION

The following table indicates the contribution made by each business sector within the Ducati Group to total net sales, gross profit, operating profit and EBITDA:

	Motor cycles	Spare parts	Accessories and apparel	Other	Total

Net sales	79.4%	10.1	9.0%	1.5%	100.0%
Gross profit	65.9%	21.2	9.9%	3.0%	100.0%
Operating profit	8.5%	39.7	26.0%	25.8%	100.0%
EBITDA	61.1%	20.2	10.1%	8.6%	100.0%

Motorcycles

Analysis of the statement of operations by sector clearly shows that motorcycles are the dominant sector within the Ducati Group, contributing about 79% of net sales.

The sales of motorcycles were 0.9% higher than those for the first half of 2003: this 1.9% increase in volume was offset by the effects of a negative exchange rate, particularly with regard to the dollar. At constant exchange rates, the growth would have been 2.1%.

The motorcycle contribution margin has risen from 28.7% to 29.8%, thanks to the reduction in cost of product. EBITDA of the sector also increased from 9.4% of net sales in 2003 to 9.7% in 2004.

Spare parts

Sales in this sector were 12.7% higher than last year, in spite of the negative exchange rates. At constant exchange rates, the growth would have been 14.0%.

The contribution margin for the sector, 75.2% of net sales, is in line with the value indicated for the first half of 2003.

Operating profit and EBITDA are down from 25.3% to 16.1% of net sales and from 34.5% to 25.4% of net sales, respectively, due to the increase in commercial costs.

Accessories and apparel

The sales of accessories and apparel increased by 32.7% in the first half of 2004 with respect to the comparative period of last year. At constant exchange rates, the increase would have been 34.3%. The strong increase derives from the success of the new catalogue of accessories under the Ducati Performance brandname, as well as introduction of new lines of sports apparel, both old style and inspired by MotoGP.

The contribution margin for the sector, 39.5% of net sales, is down slightly with the value indicated for the first half of 2003.

EBITDA of the sector also decreased from 12.7% to 11.8% of net sales, and from 15.3% to 14.1% of net sales, respectively, due to the increase in commercial expenses.

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Other

This sector comprises the revenues generated from the sale of services. The significant increase seen in 2004 relates to amounts received for sale of tickets for the World Ducati Week, for the driving school (Ducati Riding Experience) for hire of motorcycles and for rent of motorbikes and motors to the MotoGP “satellite team”.

Criteria for the preparation of sector information

The criteria adopted to allocate revenues and costs by sector are set out below.

In general, unless stated otherwise, allocation on the basis of sales refers to the sales of the motorcycle, spare parts, and accessories and apparel sectors, excluding engine sales and other revenues.

Sales are allocated on a detailed basis with reference to the specific sector of the individual products sold.

The cost of sales is allocated on the following basis:

—	purchased materials and the cost of external processing are allocated on a specific basis with reference to the bills of materials of the products concerned,

—	direct production costs, comprising the cost of the direct workshops including labour, are allocated 100% to the motorcycle sector,

—	indirect production costs, comprising the total cost of the indirect production departments such as the warehouses of raw materials and finished motorcycles, logistics and general factory services, are allocated 100% to the motorcycle sector,

—	expensed R&D costs, comprising 30% of the technical office costs and the associated departments, are allocated 100% to the motorcycle sector.

R&D costs principally relate to studies and research for the development of new models or the improvement of existing models. The capitalised portion of R&D costs mainly relates to projects associated with the development of engines and new models of motorcycle. The research programme has focused, in particular, on finding ways to reduce vehicle weight, improve their aerodynamic characteristics and optimise engine performance, as described in more detail in the related explanatory note to the consolidated financial statements.

Other operating revenues are allocated as follows:

—	sponsorship is allocated based on sales, since this activity benefits the sales of products in all sectors,

—	royalty income is allocated 100% to the apparel sector since it is recognised in relation to this sector’s products,

—	other revenues are allocated 100% to the motorcycle sector.

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Selling costs are allocated as follows:

—	sales rebates and incentives are allocated on a specific basis, with reference to the incentive plans established for the various sectors by the commercial department,

—	the provision for product warranties is allocated 100% to the motorcycle sector,

—	carriage out and packaging is allocated with reference to the costs actually incurred to transport the products of the various sectors,

—	the provision for doubtful accounts is allocated in proportion to the sales of the individual sectors,

—	factoring commission expense is allocated 100% to the motorcycle sector,

—	the costs of the commercial function including the related payroll costs are allocated as follows:

1.	on a specific basis as far as possible (motorcycle shipping department, merchandising office, spare parts inventory, etc.),

2.	and with reference to the sales of the individual sectors for all the other departments,

—	the commercial costs of advertising, promotion and special projects managed on a contract basis, as well as racing costs, are allocated with reference to sales,

—	commercial costs recovered relate solely to the motorcycle sector,

—	branch costs are allocated based on the sector sales of the companies concerned, except for the cost of sales rebates and incentives which is allocated on a specific basis,

—	R&D costs related to Moto GP bikes are allocated based on sales, since this activity benefits sales in all sectors.

General and administrative costs relate to the functioning of the individual companies regardless of their business sector and, accordingly, cannot be related directly to a specific sector. These costs are allocated on the basis of sales, including revenues from the sale of engines. Similarly, other income and charges cannot be attributed to specific sectors and, accordingly, they are allocated based on sales; non-operating costs are allocated based on the sales of motorcycles and spare parts.

Depreciation and amortisation are allocated as follows:

—	the depreciation of property, plant and equipment is allocated with reference to the sales of the motorcycle, spare parts and engine sectors,

—	the amortisation of R&D is allocated with reference to the sales of the motorcycle and spare parts sectors,

—	the amortisation of the brandname, no-competition agreements and other deferred costs is allocated with reference to the sales of the various sectors.

Financial income and expense and taxation are not allocated.

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Criteria for the preparation of the Balance Sheet by Sector

The assets and liabilities allocated to the individual sectors include:

Sector assets

Trade receivables have been allocated on the basis of sales, in a manner consistent with the allocation of net sales in the statement of operations by sector.

Inventories have been allocated with reference to the actual inventories of the individual sectors at the end of the year.

Property, plant and equipment, net, has been allocated based on the net sales allocated in the statement of operations by sector.

Goodwill and brandname

Goodwill and the brand name have been allocated to the various sectors on the basis of net sales.

Sector liabilities

Trade payables have been allocated on the basis of the cost of sales.

Amounts due to employees and the employees’ leaving entitlements have been allocated on a basis consistent with the payroll costs charged to the business sectors.

The provisions for risks and charges have been allocated as follows:

•	provision for product warranty: 100% to the motorcycle sector
•	provision for other risks and charges: based on sales

Investment in fixed assets

The investment in fixed assets during the year has been allocated as follows:

•	part relating to industrial property, plant and equipment: based on sales.
•	part relating to investment in R&D: based on the sales of motorcycles and spare parts.
•	other investment in tangible and intangible fixed assets: not allocated.

Parent companies

Following further subscription of the stock option plan, the decision passed by the special meeting of shareholders on 7 September 1989 to increase the capital stock by issuing No. 325,444 new fully subscribed and paid up ordinary shares was put into practice, so that on 30 June 2004 the capital stock has changed from € 82,420,500.76 to the present value of € 82,589,731.64 made up of No. 158,826,407 ordinary shares with no nominal value for which dividends are due as of 01.01.2004.

Shareholder information tends to fluctuate since the Company is listed on the stockmarket, however the names of the principal shareholders disclosed below have been determined by reference to communications and other information received by the Company at the time of

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the Shareholders’ Meeting held on 6 May 2003, as well as to any updates received between then and the date of preparing this report:

	Number of Shares	%
Tpg Motorcycle Acquisition L.P.	52,657,750	33.22%
Harris Associates LP	7,897,582	4.97%
Giorgio Seragnoli	7,815,692	4.93%

There have not been any commercial and/or financial transactions with these shareholders.

In addition, considering the new concept of “management and coordination” emerging from the reform of company law (new arts. 2497 et seq. of the Italian Civil Code), the Board of Directors has formally declared, with specific reference to relations between the Company and TPG, the relative majority shareholder, that no companies or entities manage or coordinate the Company’s activities since, in reality, decisions regarding the management of the Company are taken on an independent basis by the parent company.

Subsidiary companies

The following subsidiaries are controlled directly by the Company:

—	Ducati France S.A.S. (100% owned)

—	Ducati Motor Deutschland G.m.b.h. (100% owned)

—	Ducati Japan K.K. (100% owned).

—	Ducati North Europe B.V. (100% owned).

—	Ducati U.K. Limited (100% owned).

—	Ducati Corse S.r.l. (99% owned; the remaining 1% is held by Ducati.Com S.r.l.).

—	Ducati North America Inc. (100% owned).

—	Ducati.Com S.r.l. (100% owned).

—	Ducati Retail S.r.l. (99% owned; the remaining 1% is held by a minority partner).

—	Ducati Consulting S.r.l. (85% owned; the remaining 15% is held by three minority shareholders, with 5% each).

Changes in ownership and other corporate events that have taken place during the first half of 2004 are described in the section relating to the Scope of Consolidation.

On 14 April 2004, Ducati Retail S.r.l. was founded. The company has as its main aim the commercialization of all forms of motorcycles, motors and other parts and components

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thereof, as well as all types of accessories and/or tools related thereto; repair and/or restoration of motors and/or motorcycles and training activities related thereto; collection of all forms of advertising for products and services.

The company is set to remain in operation until 31 December 2050, but the partners may vote to extend this term.

The capital stock is € 110,000.00 and is subscribed and paid up by the partners, in cash, as follows:

—	Ducati Motor Holding S.p.A. subscribes stock with a nominal value of € 108,900.00 equivalent to 99% of said capital stock;

—	the partner Enrico D’Onofrio subscribes stock with a nominal value of €1,100 equivalent to 1% of the capital stock.

On the date this report was drawn up, 25% of the capital stock had been paid up.

The company’s financial year will end on 31 December of each year, and the first year will end on 31 December 2004.

The company will be managed by a Board of Directors, which will remain in office until approval of the financial statements as of 31 December 2007 and comprises the following members:

Federico Minoli – Chairman of the Board of Directors

Enrico D’Onofrio – Director

Annalisa Dimonte – Director and Managing Director

Pierpaolo Guidi – Director

On 6 May 2004, Ducati Consulting S.r.l. was founded. The main object of the company is to provide consultancy and staff training in the fields of strategy, logistics, marketing, quality production, supplier and security development, organisation and development of human resources.

The capital stock is € 100,000.00 and is subscribed and paid up by the partners, in cash, as follows:

—	Ducati Motor Holding S.p.A. subscribes stock with a nominal value of € 85,000.00, equivalent to 85% of said capital stock;

—	the partners Andrea Lipparini, Giovanni Contino, Filippo Pellerey each subscribe stock with a nominal value of € 5,000.00, equivalent to 5% of the capital stock. On the date this report was drawn up, 25% of the capital stock had been paid up.

The company’s financial year will end on 31 December of each year, and the first year will end on 31 December 2004.

The company will be managed by a Board of Directors, which will remain in office until approval of the financial statements as of 31 December 2007 and comprises the following members:

Federico Minoli – Chairman of the Board of Directors

Andrea Lipparini – Director

Giovanni Contino – Director and Managing Director,

Filippo Pellerej di Brocchetti – Director and Managing Director

Gianfranco Giorgini – Director

Enrico D’Onofrio – Director

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Specifying that each of the two managing directors are vested with the authority to act as legal representatives of the company, both jointly and separately.

Ducati Motor Holding S.p.A. has commercial relations with the other companies in the Ducati Group responsible for the sale of products in specific countries (the United States, Germany, France, Japan, the Netherlands and the United Kingdom). Ducati Motor Holding S.p.A. sells its production of motorcycles to these companies at prices that reflect both local conditions and the competitive and market situations in the nations where the acquiring companies operate.

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. have given rise to the following receivables and payables:

	Receivables € 000	Payables € 000
Ducati France S.A.S	10.913	466
Ducati Motor Deutschland G.m.b.H	13.329	537
Ducati Japan K.K	21.295	2
Ducati North Europe B.V	4.549	88
Ducati U.K. Limited	6.384	62
Ducati Corse S.r.l	4.498	11.507
Ducati North America Inc.	20.429	287
Ducati.Com S.r.l	618	3.572
Ducati Retail S.r.l	1	—
Ducati Consulting S.r.l	—	64

Total	82.016	16.585

Subsidiary companies operate independently from a financial standpoint, although certain of them benefit from particular types of centralised financing, including loans from Ducati Motor Holding S.p.A., especially at certain stages in their development cycle such as the start-up period or during difficult market conditions.

Distribution subsidiaries are normally able to self-finance their activities from the profits generated by their operations together, where necessary, with the without-recourse factoring of trade receivables.

As of 30 June 2004, the only significant financial liability of Ducati Motor Holding S.p.A. towards other Group companies relates to the unpaid quota capital of Ducati Corse S.r.l., € 7,373 thousand, along with the € 64 thousand due to Ducati Consulting S.r.l. for payment of 75% if the share capital, which has not yet been made.

There is, in fact, a special relationship between Ducati Motor Holding S.p.A. and Ducati Corse S.r.l..

In particular, Ducati Corse S.r.l. was created to separate from Ducati Motor Holding S.p.A., a production and marketing company, all those aspects associated with the world of racing and the related research and development activities. Accordingly, there was a need to regulate in a suitable manner the transactions between these two companies.

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As a result, the following contracts have been signed:

—	Lease of the racing business.

—	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to sporting activities, although the results may also be used in the production of motorcycles.

—	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to the development of a GP motorcycle.

With regard to the sponsorship contract, the amount of € 516 thousand relating to the sponsorship contract between the parent company Ducati Motor Holding S.p.A. and the subsidiary Ducati Corse S.r.l. is lacking in the first half of 2004 as compared with the period ending 30 June 2003. This contract was terminated in January 2004. The reason for this decision can be found in the greater level of independent management achieved by Ducati Corse S.r.l. in the racing world thanks to the financial support obtained from sponsors, which have increased in number and in support particularly during the last year, following the debut in the Grand Prix World Championship. The increase in revenue from sponsorship has enabled Ducati Corse S.r.l. to forego the necessary funding supplied during the initial phase by Ducati Motor Holding S.p.A. as one of its main sponsors. At the same time it must be underlined that Ducati Corse S.r.l. has succeeded in this ambitious project thanks to the agreement that still exists with the parent company in terms of R&D, which has made it possible to prepare the MotoGP, resulting in considerable return in image.

A service contract was signed between Ducati Motor Holding S.p.A. and Ducati.Com S.r.l. during 2002. This contract covers the advertising, commercial and data-collection activities carried out by Ducati.Com S.r.l. on behalf of Ducati Motor Holding S.p.A. via its website, www.ducati.com.

A number of foreign subsidiaries were also involved in the securitisation operation during 2003 and the first half of 2004.

At the end of June 2003 Ducati France formally entered the trade receivables securitisation program, with disposal of the first receivables during the following month.

Ducati Motor Deutschland and Ducati UK also entered the securitisation program in December 2003. Currently, four companies in the Ducati Group are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

From an operational point of view, disposals in foreign subsidiaries have been achieved by the sale, without recourse, of receivables due to the subsidiaries themselves to Ducati Motor Holding, which in turn transferred said receivables to Ducati Desmo Finance 1.

Fellow subsidiaries

None.

Number and nominal value of own shares or shares in parent companies held by the Company, either directly or through trustees

See following point.

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Number and nominal value of own shares or shares in parent companies purchased or sold during the period

During 2003 and the first six months of 2004 Ducati Motor Holding S.p.A. made purchases of its own shares, in full compliance with the applicable regulations, in order to support the liquidity of Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorisations dated 7 May 2002 and 6 May 2004 and were disclosed to Consob on a timely basis. As of 30 June 2004, the Company holds a total of 1,593,378 own shares (260,179 as of 30 June 2003 and 293,235 as of 31 December 2003). Their reported value reflects the market valuation of these shares as of 30 June 2004: € 1.155 each.

Significant events subsequent to the first half of 2004.

On July 7, 2004 Ducati Motor Holding S.p.A. has presented an offer for the acquisition of the majority share of Aprilia Group.

This offer intends to solve the recent financial crisis of Aprilia in order to re-establish is role as a leader, built up over years of hard work and successes in the two-wheel market.

This operation is based on the wish to promote the Italian two-wheel industry consolidation. This new group, first of its kind in Europe, would be able to compete successfully at a global level, thanks to the strengths and peculiarities of each single brand, scale economies and the technological excellence resulting from the combination of each company’s competencies.

On July 17, 2004 Ducati Motor Holding S.p.A. has reached an agreement with Aprilia shareholders, for the exclusive negotiation in the acquisition of the group.

The agreement foresees a due diligence period on certain legal, fiscal and accounting matters.

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Research and development activities

The Group has continued to carry out study and design activities at the production unit located at via Cavalieri Ducati 3, Bologna, with a view to acquiring new knowledge and applying it in the creation and perfection of new products, and for the technological improvement of existing products.

R&D costs were set down in the profit and loss account by 100% depreciation up to the financial year ending 31 December 2001 in order to obtain tax benefits, whereas in the financial years ending 31 December 2003, 31 December 2003 and in the first half-year period ending 30 June 2004 they were set down in the profit and loss account at a rate equivalent to 20% of the costs sustained and capitalized.

With regard to the nature of these costs, it is confirmed that employment costs solely include employees with technical qualifications.

Technological consultancy costs relate to design work and applied research commissioned from third parties.

The providers of technological consultancy are professionally experienced and possess the specific technical skills required in relation to the research projects concerned; in addition, these consultants are equipped with suitable scientific equipment and have professionally-experienced employees.

Lastly, the cost of instruments and equipment is relevant and appropriate in relation to the actual usage of these assets in the above research and development activities; the related depreciation charges have been allocated correctly.

The study and design activities mentioned above have helped to achieve by the end of the period all the technical results that had been planned.

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In addition, the Company has presented applications for R&D incentives in relation to the following projects that are currently in progress:

Purpose of the programme (1)	Total investment €	Regulation	Status of application

4404/DSPAR/01	1.904.800,00	Art. 11; Decree 8/8/1997	Min. Decree 789 of 21/6/04
2873/DSPAR/00	7.512.898,50	Art. 11; Decree 8/8/1997	Min. Decree 2264 of 29/12/03
E01/0005/0	5.926.680,00	Art. 14; Law 46/82	Min. Decree 88 of 5/8/02
E01/0001/0	841.960,00	Art. 14; Law 46/82	Min. Decree 86 of 5/8/02
E01/0006/0	1.308.480,00	Art. 14; Law 46/82	Min. Decree 89 of 5/8/02
E01/0004/0	2.706.570,00	Art. 14; Law 46/82	Min. Decree 87 of 5/8/02
E01/0003/0	1.209.400,00	Art. 14; Law 46/82	Min. Decree 415 of 19/6/03
E01/0142/0	17.543.710,00	Art. 14; Law 46/82	Min. Decree 583 of 10/10/03
Project No. 6	651.200,00	Misure 3.1 - Action A PRRIITT Decree 30 June 2003 No. 196	Emilia Romagna Regional Authority Resolution No. 1205 of 21/6/04

(1)	confidentiality reasons, only the protocol number allocated by the competent ministerial/regional offices is indicated.

During 2003 and the first 6 months of 2004, Ducati Motor Holding S.p.A. sent statements of costs eligible for financing (progress reports) to both the Ministry for Productive Activities and San Paolo IMI, the programme manager, regarding the following projects:

•	E01/0005/0, sent on 28/2/03 for a total amount of euro 1,883,356.92 (costs incurred between 3/5/01 and 31/12/02)
•	E01/0004/0, sent on 28/2/03 for a total amount of euro 790,971.06 (costs incurred between 7/2/01 and 31/12/02)
•	E01/0142/0, sent on 31/10/03 for a total amount of euro 5,081,387.68 (costs incurred between 6/2/02 and 28/2/03)

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•	E01/0003/0, sent on 12/12/03 for a total amount of euro 579,908.94 (costs incurred between 1/6/01 and 31/10/03)
•	E01/0001/0, sent on 12/12/03 for a total amount of euro 448,678.04 (costs incurred between 5/11/01 and 31/5/02)
•	E01/0001/0, sent on 12/12/03 for a total amount of euro 528,405.22 (costs incurred between 1/6/02 and 4/5/03)
•	E01/0006/0, sent on 23/12/03 for a total amount of euro 481,203.17 (costs incurred between 2/7/01 and 31/10/03)

During 2003, Ducati Motor Holding S.p.A. sent the Ministry for Productive Activities and San Paolo IMI, the programme manager, applications for extensions regarding the following projects:

•	E01/0003/0, sent on 12/12/03 with justification for the request to extend the completion date for the project to 31/7/04
•	E01/0006/0, sent on 23/12/03 with justification for the request to extend the completion date for the project to 4/11/04

During 2003 and the first 6 months of 2004, Ducati Motor Holding S.p.A. received assisted finance and capital grants in relation to the following projects:

•	E01/0005/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to euro 746,761.68 and capital grants amounting to euro 261,114.00 with a value date of 22 July 2003
•	E01/0004/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to euro 470,943.18 and capital grants amounting to euro 118,668.00 with a value date of 22 July 2003
•	E01/0142/0, Ducati Motor Holding S.p.A. received assisted finance (0.960% p.a.) amounting to euro 2,315,769.72 and capital grants amounting to euro 989,208.00 with a value date of 31 April 2004
•	E01/0003/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to euro 290,256.00 and capital grants amounting to euro 85,000.00 with a value date of 4 June 2004.

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Relations with related parties

Relations with related parties, to the extent that they exist, are described in specific sections of the report on operations. In particular, relations with the directors are detailed below:

	Directors’ emoluments	Collaboration and/or remuneration	Expenses reimbursed
Federico Minoli	*125.000	230,241	30,939
Giorgio Seragnoli	7,500	—	—
Mauro Benetton	7,500	—	—
David Bonderman	7,500	—	—
Alessandro M. M. Foti	7,500	—	—
Abel Halpern	7,500	—
Andrea Lipparini	7,500	—	—
Paolo Pietrogrande	7,500	144,980	8,278
Dante Razzano	7,500	—	—
Giles Thorley	7,500	—	—
Ulrich Weiss	7,500	—	—

*	Waived emoluments of € 15,000 foreseen for Directors.

At the Board Meeting held on 8 April 2003, the directors also voted to make a voluntary contribution of € 1,000 each out of their annual remuneration to a no-profit organisation for projects to be carried out in certain areas of central Africa.

Three commercial services agreements have been signed with Dream Engine S.r.l., whose sole director and indirect controlling quotaholder is Federico Minoli. These agreements involved, respectively, organisation of the “Motogiro d’Italia 2004” for an amount of € 150,000, organisation of “Centopassi 2004” for an amount of € 135,000 and an amount of € 185,000 for the World Ducati Week 2004, giving a total cost of € 465,865 thousand.

A commercial services agreement has been signed with Contemporanea Progetti S.r.l., in which a relation of Paolo Pietrogrande holds a 30% interest. Work on this agreement to brighten up the assembly line resulted in costs of € 84,540.

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The Board of Directors has granted a contract for the training of personnel to Knowledge Lab S.r.l., in which A. Lipparini holds a 22.5% interest. The value of this work, to be completed by December 2004, is about € 12,000. No cost was set down for this contract in 2003. In the first semester 2004 was set down cost for € 1,500.

The above transactions were arranged on arms’-length terms. Reference is also made to the “Commitments not reflected in the Balance Sheet” section of the explanatory notes and to the paragraph on “Stock Option Plans”.

The directors’ interests in the shares of Ducati Motor Holding S.p.A. are detailed below:

Directors	Number of shares held as of 30/06/04
Giorgio Seragnoli	7,815,692
Federico Minoli	225,000
Alessandro M. M. Foti	1,000

There are no significant relations with other related parties, other than those disclosed in this report on operations or in the explanatory notes.

Outlook for operations

The first semester of 2004 has been truly encouraging and the year as a whole should be better than 2003 thanks to the full benefits of the product and structural saving plan launched during 2003 and the continual adverse exchange-rate effects should cease. Sales are therefore expected to rise again, with a return to profitability and a significant improvement in the net financial position. In any event, 2004 will be a year of further consolidation and preparation for 2005 when, assisted by an improvement in the general economic climate, the Ducati range is expected to make a major impact on the market.

for the Board of Directors The Managing Director (Federico Minoli)

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DUCATI MOTOR HOLDING GROUP				€ 000	€ 000	€ 000
				30/06/04	30/06/03	31/12/03
CONSOLIDATED FINANCIAL STATEMENTS

A)	AMOUNTS RECEIVABLE FROM SHAREHOLDERS FOR CALLS IN ARREARS
	Called-up capital			0	0	0
	Uncalled capital			11	0	0

	TOTAL RECEIVABLES FROM SHAREHOLDERS			11	0	0

B)	FIXED ASSETS
	I - INTANGIBLES
	1)	Establishment and enlargement costs		172	348	240
	2)	Research and development, advertising costs		23,145	24,538	24,959
	3)	Patent rights		0	0	0
		and rights on inventions		2,650	3,701	3,239
	4)	Licences, trademarks and similar rights		68,460	74,037	71,248
	5)	Goodwill		13,088	15,066	13,989
	6)	Difference from consolidation		742	887	814
	7)	Current and prepayments		9,262	6,877	6,738
	8)	Other		2,953	4,384	3,494

	TOTAL			120,472	129,838	124,721

	II - PLANT AND EQUIPMENT
	1) Land and buildings			23,400	23,990	23,654
	2) Plant and equipment			13,747	15,415	15,400
	3) Industrial and sales equipment			20,756	24,554	22,367
	4) Other property			4,184	5,321	4,694
	5) Current and prepayments			1,238	406	1,052

	TOTAL			63,325	69,686	67,167

	III - FIXED FINANCIAL ASSETS
	1)	Shareholdings in:
		a)	controlled companies	0	0	0
		b)	related companies	0	0	0
		c)	parent companies	0	0	0
		d)	other companies	12	12	12
	2)	Amounts receivable:
		a)	from controlled companies	0	0	0
		b)	from related companies	0	0	0
		c)	from parent companies	0	0	0
		d)	other	553	549	550
	3)	other securities		10,000	25,011	25,000
	4)	company's own shares		0	0	0

	TOTAL			10,565	25,572	25,562

	TOTAL FIXED ASSETS			194,362	225,096	217,450

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		€ 000	€ 000	€ 000
		30/06/04	30/06/03	31/12/03
C) WORKING CAPITAL
I - STOCK ON HAND
1)	raw materials, ancillary materials and consumable commodities	5,497	7,087	7,016
2)	work in progress and semifinished products	17,682	16,200	14,118
3)	work in progress - orders	0	0	0
4)	finished products and goods	88,363	80,453	83,640
5)	prepayments	0	0	0

TOTAL		111,542	103,740	104,774

II - AMOUNTS RECEIVABLE:
1)	trade debtors
	payable within the next year	90,213	85,900	80,421
	receivable later than the next year	0	0	0
2)	from controlled companies	0	0	0
3)	from related companies	0	0	0
4)	from parent companies	0	0	0
4) bis	amount receivable from tax authorities	3,867	4,523	4,519
4) ter	deferred tax assets
	payable within the next year	5,664	3,657	5,565
	receivable later than the next year	11,546		11,546
5)	other	0	0	0
	a ) affiliated companies	0	0	0
	b) other	0	0	0
	- within next year	3,538	4,781	3,512
	- over next year	0	0	0

TOTAL		114,828	98,861	105,563

III - FINANCIAL ASSETS OTHER THAN FIXED ASSETS :
1)	shareholdings in controlled companies	0	0	0
2)	shareholdings in related companies	0	0	0
3)	shareholdings in parent companies	0	0	0
4)	other shareholdings	1,840	342	391
5)	company's own shares	15,000	0	0
6)	other securities	0	0	0

TOTAL		16,840	342	391

IV - CASH
1)	bank and post deposits	28,932	34,676	23,541
2)	cheques	0	0	0
3)	till money and cash at hand	49	49	41

TOTAL		28,981	34,725	23,582

TOTAL WORKING CAPITAL		272,191	237,668	234,310

D) ACCRUED INCOME AND DEFERRED ASSETS:
ACCRUED INCOME		69	1,668	511
DISAGIO ON ISSUES AND LOAN CHARGES		45	126	88
OTHER ACCRUED INCOME		4,365	6,622	4,674

TOTAL ACCRUED INCOME AND DEFERRED ASSETS		4,479	8,416	5,273

TOTAL ASSETS		471,043	471,180	457,033

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		€ 000	€ 000	€ 000
LIABILITIES AND SHAREHOLDERS' EQUITY		30/06/04	30/06/03	31/12/03
A) SHAREHOLDERS' EQUITY:
GROUP:
I —	Capital stock	82,590	82,420	82,420
II —	Accumulated paid-in surplus	18,104	19,537	19,488
III —	Revaluation reserve	46,265	24,238	46,265
IV —	Legal reserve	287	287	287
V —	Reserve for group's own shares	1,840	342	391
VI —	Statutory reserve	146	146	146
VI —	Other reserves	0	0	0
	- Consolidation reserve	0	0	0
	- Foreign exchange reserve	972	1,975	534
	- Appropriated surplus	2,820	2,820	2,820
	- Accumulated profits	0	0	0
	- Provision as per Act 675/77	0	0	0
	- Provision as per Act 904/77	0	0	0
	- Provision as per Act 526/82	0	0	0
	- Provision as per Act 130/83	0	0	0
	- Provision as per Act 46/82	0	0	0
VIII —	Profits (losses) carried forward	6,048	28,036	6,008
IX —	Operating profits (losses)	3,486	(1,559)	40

TOTAL SHAREHOLDERS' EQUITY FOR THE GROUP		162,558	158,242	158,399

THIRD PARTIES
X —	Capital stock and reserves	16	0	0
XI —	Operating profit (losses)	(3)	0	0

TOTAL SHAREHOLDERS' EQUITY FOR THIRD PARTIES		13	0	0

TOTAL CONSOLIDATED SHAREHOLDERS' EQUITY		162,571	158,242	158,399

B) PROVISION FOR DOUBTFUL DEBTS AND EXPENSES
1)	retirement provision and similar commitments	0	0	0
2)	for taxes	211	35	35
3)	funding of future doubtful debts and expenses	0	0	0
4)	other	6,593	13,889	6,529

TOTAL PROVISION FOR DOUBTFUL DEBTS AND EXPENSES		6,804	13,924	6,564

C) EMPLOYEE RETIREMENT PROVISION		8,900	7,798	8,277
D) CREDITORS AND BORROWINGS :		0	0	0
1)	debentures
	- payable within the next year	60,664	0	0
	- payable later than the next year	0	80,664	75,664
2)	convertible debentures	0	0	0
3)	bank loans	0	0	0
	- payable within the next year	71,210	45,687	65,587
	- payable later than the next year	3,835	10,336	6,218
4)	other borrowings	0	0	0
	- payable within the next year	7,209	19,148	3,740
	- payable later than the next year	13,282	16,525	14,939
5)	prepayments	2,179	2,824	3,137
6)	trade creditors	107,775	91,160	89,503
7)	paper titles	0	0	0
8)	due to controlled companies	0	0	0
9)	due to related companies	0	0	0
10)	due to parent companies	0	0	0
11)	tax debts
	- payable within the next year	8,355	8,123	12,212
	- payable later than the next year	1,292	0	0
12)	due to social security institutions	2,494	2,632	2,697
13)	other	0	0	0
	- other within next year	9,516	9,541	6,562
	- other over next year	0	0	0
	- affilitated companies
	- within next year	0	0	0

TOTAL CREDITORS AND BORROWINGS		287,811	286,640	280,259

E) ACCRUED EXPENSES
ACCRUED COSTS		0	437	3,534
ISSUE AGIO ON LOANS		0	0	0
OTHER ACCRUED COSTS		4,957	4,139	0

TOTAL ACCRUED EXPENSES		4,957	4,576	3,534

TOTAL LIABILITIES		471,043	471,180	457,033

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			€ 000	€ 000	€ 000
			30/06/04	30/06/03	31/12/03

RISKS FOR GRANTED WARRANTIES			0	0	0
Creditors for mortgage			0	0	0
Am'nt payable for Snam			6,029	714	4,553
Domestic currency swap			171,163	78,980	87,675
Other			1,543	1,640	1,781

PROFIT AND LOSS ACCOUNT

A) VALUE OF PRODUCTION
1)	revenue on sale and services		220,982	209,257	388,241
2)	changes in stock on hand		0	0	0
	work in progress, semifinished and finished products		7,429	(4,919)	(2,862)
3)	changes in work in progress - orders		0	0	0
4)	increase in fixed assets for in-house processing		3,367	3,795	7,267
5)	other revenues and proceeds		0	0	0
	—	sundries	18,632	18,642	34,199
	—	current-year contributions	162	0	1,682

	Total revenue and proceeds (5)		18,794	18,642	35,881

TOTAL VALUE OF PRODUCTION			250,572	226,775	428,527

B) MANUFACTURING COSTS
6)	raw mat., ancillary mat., cons. comm. and goods		112,504	99,347	190,266
7)	services		74,424	68,280	128,706
8)	leasing		2,324	2,240	4,469
9)	personnel:		0	0	0
	a)	wagesand salaries	20,497	19,541	36,717
	b)	social contributions	6,157	5,911	11,599
	c)	retirement allowances	1,237	1,194	2,375
	d)	superannuation and similar allowances	0	0	0
	e)	other	762	171	551

	Total personnel expenses (9)		28,653	26,817	51,242

10)	amortization and depreciation
	a)	depr. of intangibles	10,575	11,164	23,876
	b)	depr. of plant and equipment	8,443	7,265	15,013
	c)	other depr. of fixed assets	0	0	0
	d)	depr. of am'nts receiv. included in the assets	0	0	0
		working capital and cash	232	457	1,320

	Total amortization and depreciation (10)		19,250	18,886	40,209

11)	changes in stock on hand,		0	0	0
	ancill. mat., cons. comm. and goods		1,519	1,027	1,098
12)	provisions for risks		2,290	2,314	4,746
13)	other provisions.		0	0	0
14)	other operating expenses		556	319	1,473

TOTAL MANUFACTURING COSTS			241,520	219,230	422,209

VALUE OF PRODUCTION LESS MANUFACTURING COSTS (A-B)			9,052	7,545	6,318

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				€ 000	€ 000	€ 000
				30/06/04	30/06/03	31/12/03

C) FINANCIAL EARNINGS AND CHARGES
15)	earnings on shareholdings			0	0	579
16)	other financial earnings
	a)	am'nts receivables included in fixes assets		0	0	0
	b)	securites incl. in fixed assets other than shareholdings		0	0	0
	c)	securities incl. in working cap. other than share.		0	0	0
	d)	other revenues		0	0	0
		—	interest earned	474	510	287
		—	other financial earnings	555	208	1,332
		—	foreign exchange gains	4,895	6,902	12,604

	Total other financial earnings (16)			5,924	7,620	14,223

17)	interest and other financial charges
	—	interest paid on short-term loans		791	366	934
	—	interest paid on long-term loans		2,307	2,797	5,362
	—	other financial charges		2,761	3,144	5,175
	—	foreign exchange losses		5,142	6,271	10,087

	Total interest and other financial charges (17)			11,001	12,578	21,558

TOTAL FINANCIAL EARNINGS AND CHARGES				(5,077)	(4,958)	(6,756)

D) ADJUSTMENT OF FINANCIAL ASSETS
18)	appreciation
	a)	of shareholdings		0	0	0
	b)	fixed financ. assets other than shareholdings		0	0	0
	c)	securities incl. in work.cap. other than shareholdings		0	0	0

	Total appreciation (18)			0	0	0

19)	depreciation
	a)	of shareholdings		0	0	0
	b)	fixed financ. assets other than shareholdings		0	0	0
	c)	securities incl. in work.cap. other than shareholdings		0	0	0

	Total depreciation (19)			0	0	0

TOTAL ADJUSTMENTS				0	0	0
E) ABNORMAL REVENUE AND EXPENSES
20)	revenue
	—	surplus from assignments other than no. 5		0	37	0
	—	non-operating profits		10	20	5,332

	Total revenues (20)			10	57	5,332

21)	expenses
	—	depreciation for assignments other than no.14		0	192	0
	—	taxes for previous years		419	483	587
	—	non-operating loss		77	3,528	4,187

	Total expenses (21)			496	4,203	4,774

TOTAL ABNORMAL ITEMS				(486)	(4,146)	558

RESULT BEFORE TAXES INCL. THIRD PARTIES' ENTITLEMENTS (A-B+-C+-D+-E)				3,489	(1,559)	120

RESULT BEFORE TAXES OF THIRD PARTIES (A-B+-C+-D+-E)				(3)	0	0

DUCATI GROUP'S RESULT BEFORE TAXATION				3,486	(1,559)	120
22)	current year income tax
	a	current year income tax				(3,378)
	b	deferred tax assets/ liabilities				3,298

PROFIT/(LOSS) FOR THE PERIOD						40

For the Board of Directors The Managing Director

(Federico Minoli)

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PRINCIPLES AND CRITERIA USED IN DRAWING UP THE CONSOLIDATED FINANCIAL STATEMENTS AT 30 JUNE 2004

Scope of consolidation

The scope of consolidation at 30 June 2004 includes the parent company Ducati Motor Holding S.p.A. and the following subsidiaries:

		Share capital € 000	% ownership		% held by Group
Company	Location		direct	ind.	30/06/04	30/06/03	31/12/03

Direct subsidiaries:
Ducati Deutschland G.m.b.h	Colonia (D)	254	100%	—	100%	100%	100%
Ducati France S.A.S	Paris (F)	605	100%	—	100%	99.9%	100%
Ducati Japan K.K	Tokyo (J)	134	100%	—	100%	100%	100%
Ducati North Europe B.V	Rotterdam (H)	2,601	100%	—	100%	100%	100%
Ducati U.K. Limited	London (U.K.)	79	100%	—	100%	100%	100%
Ducati North America Inc.	Cupertino (USA)	352	100%	—	100%	100%	100%
Ducati Corse S.r.l	Bologna (I)	15,000	99%	1%	100%	100%	100%
Ducati.Com S.r.l	Bologna (I)	10	100%	—	100%	100%	100%
Ducati Retail S.r.l	Bologna (I)	110	99%	—	99%	—	—
Ducati Consulting S.r.l	Bologna (I)	100	85%	—	85%	—	—

The share capital of Ducati Japan K.K., Ducati North America Inc. and Ducati U.K. Limited has been converted into Euro at the period-end exchange rate.

With respect to 31 December 2003 it should be noted that, on 27 January 2004, Ducati Corse S.r.l. transferred 1% of the quota capital of Ducati.Com S.r.l. to Ducati Motor Holding S.p.A.

Furthermore, Ducati Benelux B.V. changed its name to Ducati North Europe B.V. on 11 February 2004.

On 14 April 2004, Ducati Retail S.r.l. was founded with a majority interest of 99% held by Ducati Motor Holding S.p.A. and the remaining 1% interest held by third parties. This new subsidiary will be responsible for retail sale of Ducati products in areas not covered by the traditional distribution network. The products sold in this way will mainly comprise the following: bikes used by journalists during events and trade fairs and the sale of clothing and accessories at the Bologna airport sales outlet.

On 6 May 2004, Ducati Consulting S.r.l. was founded with a majority interest of 85% held by Ducati Motor Holding S.p.A. and the remaining 15% interest held by third parties who will be responsible for providing consulting and logistic services to all the companies in the Ducati Group and to suppliers and third parties.

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Consolidation principles

The main consolidation principles at 30 June 2004, unchanged with respect to 30 June 2003, are as follows:

•	The book value of interests in consolidated companies held the Parent Company and the other companies included in the scope of consolidation is written off against the relevant shareholders’ equity and their assets and liabilities are consolidated on a line-by-line basis. Any differences between the book value and the shareholders’equity amount at the time of acquisition are treated as follows:

—	if positive, the difference is allocated to the individual asset and liability items to which it refers. Any unallocated amount deemed useful for future periods is entered under the item “Consolidation difference” (being essentially goodwill) and amortized on a straight-line basis over the period of its expected usefulness. Residual amounts not useful for future periods are deducted from the consolidation reserve;

—	if negative, the difference is credited to the consolidation reserve.

•	Significant transactions between consolidated companies, consisting of receivables, payables, costs and revenues, are written off. Unrealised profits arising from intercompany transactions are also written off.

•	For the foreign subsidiaries Ducati North America Inc., Ducati Japan K.K. and Ducati U.K. Ltd., conversion of the entries expressed in dollars, yen and pounds sterling respectively, was carried out using the current exchange rate for assets and liabilities and the average exchange rates for the year for the profit and loss account items. The resulting conversion differences are ascribed to the item “conversion reserve” of the consolidated shareholders’ equity.

The following exchange rates were used:

	6/30/2004		6/30/2003		12/31/2003
Valute	fine periodo	medio	fine periodo	medio	fine periodo	medio

Dollaro U.S.A	1.2155	1.2275	1.1427	1.1049	1.2630	1.1309
Yen giapponese	132.40	133.076	137.32	131.145	135.05	130.955
Sterlina inglese	0.6707	0.6736	0.6932	0.6857	0.7048	0.6919

•	The consolidated financial statements for the period ended 30 June 2004 were drawn up on the basis of the draft financial statements prepared by the administrative bodies of the individual companies, as adjusted in consolidation to reflect the accounting principles of the Parent Company.

•	The minority interest in the shareholders’ equity and operating result of consolidated subsidiaries is recorded in the special items of the financial statements.

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The shareholders’ equity and operating result of the Parent Company are reconciled with the corresponding consolidated amounts as given below (in thousands of Euro):

	Profit (loss) for the period ended June 30, 2004	Shareholders’ equity as of June 30, 2004	Profit (loss) for the period ended June 30, 2003	Shareholders’ equity as of June 30, 2003	Profit (loss) for the year ended December 31, dicembre 2003	Shareholders’ equity as of December 31, 2003

Financial statements of Ducati
Motor Holding S.p.A	12,501	161,495	22	132,183	(5,430)	148,759

Adjustments to reflect
Group accounting
policies	(43)	116	(211)	(14)	(22)	153

Elimination of entries
recorded for fiscal purposes	(10,250)	0	(2,533)	39,912	(5,001)	10,250

Leasing under
“financial method”	864	4,465	758	2,789	1,570	3,601

Elimination of
unrealised intercompany
profits	757	(7,599)	1,547	(7,893)	1,084	(8,356)

Higher (lower) value of
consolidated investments
with respect to their book value	(507)	3,661	(1,106)	2,299	1,751	3,736

Other	164	3,602	(36)	3,574	(168)	3,438

Tax effect arising on
consolidation	0	(3,182)	0	(14,608)	6,256	(3,182)

Total consolidation
adjustments	(9,015)	1,063	(1,581)	26,059	5,470	9,640

Consolidated results
and Group
shareholders’ equity	3,486	162,558	(1,559)	158,242	40	158,399

The other changes mainly refer to the treatment of infra-Group monetary items in foreign currency and the tax effect relevant to the “depollution” of fiscal entries made by the parent company in its half-yearly report without taking into account deferred taxes, since it is drawn up net of taxation; in the consolidated financial statements of the previous years, the fiscal entries made in the balance sheets of consolidated companies have been correctly reversed allocating the relative fiscal effect.

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Accounting principles

The consolidated financial statements of Ducati Motor Holding S.p.A. and its subsidiaries (Ducati Group) for the year ended 30 June 2004, expressed in thousands of Euro, have been drawn up in accordance with the principles required by current statutory regulations for consolidated financial statements, as interpreted and supplemented by the accounting principles of the Italian Accounting Profession or, otherwise, by the International Accounting Standards Board (I.A.S.B).

The main accounting principles adopted, set out below, are unchanged with respect to those used in drawing up the consolidated financial statements at 31 December 2003 and at 30 June 2003, which are presented for comparative purposes.

Intangible fixed assets

Intangible fixed assets are recorded at purchase or allocation cost. They are amortized directly on a straight-line basis according to their expected future usefulness. Costs incurred for obtaining medium/long-term finance (“debt capacity”) are amortized according to the residual debt. Intangible fixed assets that not useful for future periods are entirely written off.

Research and development costs are capitalized if they concern specific projects that are reasonably identifiable and quantifiable, and if there is reasonable certainty that they will be recoverable from the revenues generated by the application of such projects. Capitalized costs comprise the availment of internal resources, as well as additional charges.

The amortisation rates used are specified below in the note on the item intangible fixed assets.

Tangible fixed assets

Tangible fixed assets are entered at purchase or allocation cost, including directly ascribable additional charges. Ordinary maintenance and repair costs not involving an increase in the asset values are entered directly in the profit and loss account. Costs for extraordinary repairs and maintenance that increase the useful live of the tangible fixed assets are capitalized and amortized according to the residual possibility of use of the asset.

Depreciation of tangible fixed assets is calculated systematically on a straight-line basis according to the ordinary rates provided for by current tax legislation, and deemed suitable in relation the residual, economic- technical useful live of the relevant assets. The annual rates used are specified below in the note on the tangible fixed assets.

Regarding the subsidiary Ducati Corse S.r.l., accelerated depreciation has been calculated and ascribed to the profit and loss account (under the production and commercial equipment category) in order to reflect the real residual economic-technical useful live of the assets capitalized.

In accordance with the International Accounting Standards, significant fixed assets acquired under finance leasing contracts are recorded using the finance lease accounting method which involves capitalization of the original value of the asset against recording of the debt towards the Finance Organization, and charging the amortisation in the profit and loss account according to the expected economic-technical life of the asset. The relevant instalments and the interest element are charged to the profit and loss account. Deferred taxation relevant to such accelerated depreciation is entered in the financial statements.

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Financial fixed assets

Receivables entered in the financial fixed assets are evaluated at nominal value, representing the estimated realization value, and the relevant interest accrued at year-end is calculated.

Investments in other companies are entered at purchase or formation cost, possibly written down to reflect permanent losses in value.

Other investments entered in the financial fixed assets are stated at the nominal value deemed to reflect the estimated realization value, and the relevant interest accrued at year-end is calculated.

Inventories

Inventories are stated at the lower of purchase and/or production cost or their corresponding estimated realization value according to the market trend, taking into account the relevant additional sales charges. Purchasing costs include the prices paid to suppliers and the directly imputable additional charges. Manufacturing costs comprise the expenses incurred to bring the products to their present state at the balance sheet date, and include specific product costs and the relevant general production overheads. In particular, the evaluation was made using the F.I.F.O. method for all classes of inventories. For the purpose of adequately representing the value of inventories and to take into account the depreciation on obsolete and slow-moving items, an obsolescence reserve, with direct deduction of the value of the inventories, has been entered.

Receivables and payables

Receivables are recorded at nominal value, directly adjusted by special bad debt provisions in order to reflect their estimated realization value.

Receivables assigned with recourse are not deducted from the asset receivables until their collection from the principal debtor. Advances received from factoring companies are offset by the entering of an ‘amounts due to factoring companies’ account in the balance sheet liabilities.

For receivables assigned without recourse, the amount due from the principal debtor is reversed and the amount due from the factoring company or the vehicle company for securitisation transactions under Law no. 130/99, is recorded.

Securitsation

In December 2002, the parent company Ducati Motor Holding S.p.A. signed a five-year contract, pursuant to Law no. 130/99, for the assignment of commercial credits under a revolving securitisation transaction (asset-backed securities). This securitisation of commercial credits is part of a plan to modify the management of customer credit, which involves a change from factoring to direct management of credit risk and financing of the commercial network, previously carried out by a factoring company. In this way, the Ducati Group has achieved considerable savings on commissions and charges for assignment without recourse, and receives interest income on commercial network financing activities.

The following information is provided in compliance with CONSOB (securities and exchange commission) notice no. DAC/RM/97003369 of 9 April 1997 regarding the recording of credit unfreezing transactions.

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The parent company completed the first tranche of the securitisation operation on 30 December 2002. Other assignments on a tendentially monthly basis have been made since February 2003. The assignment of credits without recourse was made to a vehicle company called Ducati Desmo Finance 1 (D.D.F.1) S.r.l. specially established, pursuant to Law no. 130/99, by two Dutch foundations, Stichting Syros and Stichting Kea with which the Ducati Group does not have any kind of equity interest, pacts and/or agreements that entail their classification among the subsidiaries and/or correlated parties. The above-mentioned foundations transferred their stakes in D.D.F.1 to SVM Securitisation Vehicles Management s.r.l. and Finanziaria Internazionale Securitisation Group S.p.A., both with registered office at 1 Via Vittorio Alfieri, Conegliano (TV): the Ducati Group does not have any kind of equity interest, pacts and/or agreements that entail the classification of such companies among the subsidiaries and/or correlated parties.

The purchase on 30 June 2003 was financed by D.D.F.1 S.r.l. through the issue of bonds for a nominal value of € 43 million, € 33 million of which Class A and € 10 million Class B.

The Class A bonds were entirely subscribed by Banca Intesa, which subsequently sold 99.5% to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) and wholly owned by Global Securitisation Services LLC, with which the Ducati Group does not have any kind of equity interest, pacts and/or agreements entailing their classification among the subsidiaries and/or correlated parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Papers.

The Class B bonds were entirely subscribed for € 10 million by Ducati North America Inc., Ducati Group’s subsidiary operating in the Canadian and American markets. The bonds subscribed by Ducati North America Inc. on 30 June 2003 and issued with a maturity date of 28 July 2009 are interest-bearing at the Euribor rate, paid quarterly in arrears on 28 January, April, July and October of each year. Payment of interest is subject to the vehicle company’s cash requirements, for the monthly acquisition of credits. These bonds are classified under the financial fixed assets since they cannot be sold during the two years subsequent to the date of issue. Redemption of these bonds is deferred with respect to the Class A bonds (issued by D.F.F.1 and for the most part subscribed by Romulus Funding Inc.).

The above bonds replaced the bridge loan granted by Banca Intesa to finance the transaction up to 30 June 2003.

Also several foreign subsidiaries were involved in the securitisation operation in 2003.

At the end of June 2003 Ducati France officially entered the securitisation plan for trade credits, with the first assignment in the following month.

With the transfer in December 2003, also Ducati Motor Deutschland and Ducati UK entered the securitisation plan. At present, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

From an operating standpoint, the transfers of the foreign branches were done through the sale without recourse of the branches’ credits to Ducati Motor Holding, which in turn assigned them to the vehicle company.

The total net nominal amount of the credits assigned, the amount collected, the deferred payment and the effect on the net financial situation are as follows:

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	6/30/2004	12/31/2003
Nominal value of receivables sold to the SPV (turnover)	64.13	56.90

Payments received from the SPV	60.46	47.90

Interest and expenses	0.63	0.40

Amount deferred	3.04	8.60

* inc. AUD 2.0 million and GPB 5.5 million

EFFECT ON THE FINANCIAL POSITION

Receivables not collected by the SPV and not yet due	25.20	42.70

Receivables not collected by the SPV but due	11.70	0.10

Total receivables to be collected by DDF1	36.90	42.80

Amount deferred	(3.04)	(8.60)

Receivables collected by DMH on behalf of
the SPV but not yet paid over to that entity	(3.30)	(15.90)

Total effect on the financial position	30.56	18.30

The amount of € 30.56 million at 30 June 2004 (€18.30 million at 30 June 2003) represents the payment already collected by the Group relevant to credits that the vehicle company has not yet collected from customers. Therefore, without the securitisation operation, at 30 June 2004 the Group would have had more trade receivables and a net short-term financial position higher by € 30.56 million (€ 18.30 million at 30 June 2003).

Since the securitisation operation is without recourse, the nominal value of credits assigned is deducted from the item “trade receivables” at the time of the disposal, with an offsetting entry being the monetary items of the financial position regarding the amount collected and the amounts due from the vehicle company regarding the deferred amount. The amount due from the vehicle company at 30 June is classified among trade receivables, for a clearer comparison with previous periods and because of the commercial nature of the credits assigned. The initial costs associated with this revolving securitisation operation, totalling € 1,052,000, have been recorded under the deferred charges and are being amortized over five years. This period reflects the expected duration of the operation, since the portfolio transferred is considered high level and therefore the risk of the revolving securitisation terminating early is deemed remote.

The assigned credits, recorded in special sectional customer accounts held on behalf of the vehicle company are settled on collection with the liability towards D.D.F.1 as the counter-item. Once collection is recorded, transfer instructions are then given in favour of the vehicle company for the total amount recorded.

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Exchange differences and commissions relevant to the securitisation operation are ascribed to the profit and loss account.

The securitisation operation essentially exposes the Ducati Group to the risk of non-collection of the deferred amount which, under agreements between the vehicle company and all its creditors, is deferred with respect to the redemption of the bonds and all the vehicle company’s operating costs and is therefore subject to the collection of the credits assigned. This risk was taken into account in determining the provisions for bad debts.

Moreover, for Ducati North America Inc. there is the risk of non-redemption of the Class B bonds if the credits assigned are not collected, since Class B bonds are deferred with respect to Class A bonds. This risk is actually considered remote by the Group in view of the high quality of the credit portfolio assigned. Under a “letter of commitment” signed by Ducati Motor Holding S.p.A. in favour of the vehicle company, the former undertakes to cover the operating costs of Ducati Desmo Finance 1 S.r.l. and to take all necessary steps to ensure that it is not declared bankrupt and/or wound-up excluding, possible, dishonour of account receivables.

On 30 June 2004, within the scope of the commercial credit securitisation operation, San Paolo IMI S.p.A. furnished a guarantee on behalf of Ducati Motor Holding S.p.A. in favour of Ducati Desmo Finance 1 S.r.l. (DDF1) for a maximum amount of € 5,800,000, to guarantee possible amounts deducted by debtors, assigned at the time of payment for premiums granted by the company for achieving sales targets.

Own shares

In accordance with Art. 2424 of the Italian Civil Code, own shares are entered in the balance sheet under financial assets or under financial assets not representing investments. At the time of entering own shares in the balance sheet assets, a counter-item “Reserve for own shares held” is entered under the item Shareholders’ Equity.

Own shares are originally entered at purchase cost.

Their subsequent valuation depends on whether the administrative body has classified them as financial assets or among current assets. In the first case, the book value is only written down to reflect any permanent loss in their value; in the second case, own shares are entered at the lower of cost or their estimated “realization value” determined by the market trend” in accordance with Art. 2426 of the Italian Civil Code.

Any write-downs are entered under the Financial Income and Expenses in the profit and loss account, and the reserve for own shares held is made available for an equal amount.

The classification among current assets reflects the nature of the equity element destined for trading by directors’ choice.

Own shares held by the parent company Ducati Motor Holding S.p.A. represent about 1.0% of the total number of shares.

Foreign currency transactions

Foreign currency transactions are converted into Euro at the exchange rates in force on the date they take place.

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The difference arising from the evaluation of short-term credit and debit items (not covered by forward contracts) in currency at the year-end exchange rate is entered as a direct adjustment of the above short-term credit and debit items, with corresponding debiting or crediting of the profit and loss account among the financial income and expenses.

Long-term credits and liabilities in foreign currency (excluding any current amounts), whether deriving from financial or from commercial transactions outstanding at year-end, are recorded in the financial statements, converting the amount in foreign currency at the year-end exchange rate. Exchange losses deriving from differences between the transaction date and year-end exchange rate are entirely charged to the profit and loss account. Any profits deriving from this difference are deferred by entering a special exchange fluctuation provision in the liabilities and recorded in the profit and loss account when they become current.

In the case of forward contracts against future sales commitments, the exchange rate on the date of the sale is used to determine the sale proceeds. The difference between the exchange rate on the date of stipulation of the forward contract and the exchange rate on the date of the transaction is recorded in the profit and loss account as a financial item, whenever the sale occurred during the year. The financial components relevant to the forward contracts are also recorded on an accrual basis.

The nominal forward value of such hedging transactions is entered in the memorandum accounts.

Investments which are not permanent

Securities are valued at the lower of purchase cost or their corresponding market value.

Receivables deriving from “repurchase agreements” involving securities are recorded at their spot value, as adjusted for accrued interest.

Accruals and deferrals

These are calculated on an accrual basis, in order to correlate costs and revenues relevant to the accounting period.

Taxation

The current income taxes of individual consolidated companies are calculated in compliance with the tax regulations in force the country where the companies are based and are entered under the “Amounts owed to the tax authorities”. Deferred and prepaid taxes resulting from consolidation adjustments (mainly regarding unrealised intercompany profits) are also recorded, since they represent temporary differences between the statutory and consolidated financial statements. The statutory financial statements of Group companies also recognize the deferred and prepaid taxes resulting from the temporary differences between the balance sheet result and taxable value and the losses to be carried forward for tax purposes, whenever their recovery, in the case of prepaid taxes, is deemed reasonably certain on the basis of the present and expected trend and in line with the company’s forecasts.

These deferred taxes are recorded in accordance with Accounting Standard no. 25, issued in March 1999 by the Italian Accounting Profession.

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Deferred/prepaid taxes are calculated according to the expected tax rate applicable in the period of probable advance payment of the differences; these rates are reviewed every year to take into account any changes in the equity and economic situation of the companies concerned and changes in tax rates.

Other provisions for risks and charges

This item includes provisions for meeting realistically foreseeable charges and losses in the period that are not associated with specific asset items.

Employee termination indemnities

At the balance-sheet date, these provisions comply with current legislation and labour contracts.

Bonds

The Bond Loan is entered at the par value of subscription net of redemptions. The relevant issue premium, resulting from the difference between nominal value and the amount collected, is capitalized and amortized on an accrual basis among the financial components.

Costs and revenues

These are entered in the financial statements on a prudent and accrual basis, with recording of the relevant accruals and deferrals. Revenues and other income, costs and charges are entered net of returns, discounts, allowances and rebates. Revenues from the sale of goods are recognized at the time of delivery, when ownership is transferred to the purchaser or when the latter essentially accepts all the risks normally associated with ownership. The cost of services is recognized on an accrual basis according to the time they are received. Costs relevant to the remuneration of riders and the racing teams are recorded according to the period of validity of the respective contracts.

The grants, envisaged in the contracts between Ducati Motor Holding S.p.A. and the Ministry of Manufacturing Activities relevant to the E01/0005/0 and E01/0004/0 projects, as detailed in the note in the Directors’ Report, are recorded under the item other income and revenues on expiry of the contractually agreed payment period of 60 days from presentation of the progress reports. The parent company Ducati Motor Holding S.p.A. deems that, under Art. 4, sub-sec. 5 of concession decrees no. 88 of 5 August 2002 and no. 87 of 5 August 2002, 60 days having elapsed since the date of presenting progress reports and the formally and technically complete relevant documentation, without any objection from the Ministry of Manufacturing Activities or the managing party (San Paolo IMI), it is entitled to the grants whose receipt as revenue has become certain although being disbursed according to the actual liquid assets of the Ministry of Manufacturing Activities (under Art. 4.6 of the above-mentioned decrees). The parent company nevertheless believes that the above grants recorded in the revenues will be collected within the date these financial statements are approved.

If the grants relate to capitalized charges, they are rediscounted on an accrual basis.

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NOTES TO THE BALANCE SHEET AND PROFIT AND LOSS ACCOUNT ITEMS

BALANCE SHEET

ASSETS

Intangible fixed assets

These are recorded for € 120,472,000 net of accrued amortisation rates.

The movements in individual intangible fixed assets items during the period ended 30 June 2004 are indicated in the special table
(Attachment 1).

Formation and expansion expenses mainly refer to the capitalized formation costs of the Parent Company and expansion costs relevant to the acquisition of the company branch in 1996.

Formation and expansion expenses costs underwent the following changes in the reference periods:

	30/06/04	30/06/03	31/12/03
Opening net book value	240	468	468
Increases	—	—	5
Decreases	—	—	—
Amortisation	(70)	(120)	(230)
Reclassifications	2	—	(3)

Closing net book value	172	348	240

Reclassifications reflect the adjustment of the opening historic cost balances and relevant depreciation funds to the exchange rate on 30 June 2004 for items expressed in foreign currencies relevant to foreign subsidiaries. Formation and expansion expenses are amortized on a straight-line basis over five years starting from the year in which they are incurred.

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Research, development and advertising costs, mostly capitalized by the parent company Ducati Motor Holding S.p.A., mainly refer to studies and research for the development of new models or improvement of existing models and are amortized on a straight-line basis over five years starting from the time of completion of the project and therefore its industrialization.

These costs had the following movements in the reference periods:

	30/06/04	30/06/03	31/12/03
Opening net book value	24.959	21.493	21.493
Increases	3.220	6.651	14.502
Decreases	(28)	(15)	(16)
Amortisation	(5.012)	(4.864)	(11.015)
Reclassifications and exchange-rate adjustment	6	1.273	(5)

Closing net book value	23.145	24.538	24.959

Capitalized R&D costs mainly refer to projects for the development of engines and new motorcycle models. In particular, the research program has focused on solutions aimed at:

1.	reducing motorcycle weight by using innovative materials and, at the same time, increasing safety standards, for reducing fuel consumption and therefore pollutant emissions in the atmosphere;

2.	improving motorcycle aerodynamics, in order to reduce fuel consumption and pollutant emissions, while confirming the style characteristics that distinguish the Ducati trademark;

3.	optimising engine performance, while reducing the noise level of the intake and exhaust systems, also through the use of cutting-edge simulation software.

Reclassifications reflect the exchange adjustment of the opening historic cost balances expressed in foreign currency and the depreciation fund, together with the transfer from tangible assets in progress for projects completed during the year.

Patents and rights to use patents of others amounting to € 2,650,000 (€ 3,701,000 at 30/06/03) mainly comprise :

—	Software licences acquired from third parties by Ducati North America Inc. and Ducati Motor Holding S.p.A.

—	Capitalized costs for maintaining industrial patents.

These costs are amortized on a straight-line basis over three or five years, starting from the time they are incurred.

Concessions, licences, trademarks and similar rights almost entirely comprise costs incurred for the “Ducati” trademark, purchased for the amount established at the time the company branch was acquired by Ducati Motorcycles S.p.A.

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The movements in the value of this item in the reference periods are as follows:

	30/06/04	30/06/03	31/12/03
Opening net book value	71.248	76.825	76.825
Increases	—	—	—
Decreases	—	—	—
Amortisation	(2.789)	(2.788)	(5.576)
Reclassifications	1	—	(1)

Closing net book value	68.460	74.037	71.248 *

*	€ 20,000 of which relevant to the trademark acquired through the merger of Gio.Ca Moto International S.r.l. in 2001.

During 2003, the parent company Ducati Motor Holding S.p.A. took advantage of the provisions of Law no. 342 of 21 November 2000 as amended by Art. 2 sub-sec. 25 of Law no. 350 of 24 December 2003 (2004 Finance Law) regarding the Revaluation of Business Assets.

In particular, the parent company has restated at 31.12.2003 the net book value of the trademark recorded in its accounts prior to the revaluation to reflect the value reported in the consolidated financial statements at that date. The same adjustment will also be made in future years since, as of 2004, following the abrogation of Art. 2426 sub-sec. 2 of the Italian Civil Code (exceptions for fiscal purposes), the parent company will no longer be able to charge to the relevant profit and loss account amortisation in excess of the economic-technical amortisation recorded in the consolidated financial statements, and justified for purely fiscal reasons. Therefore, the revaluation pursuant to Law no. 350 of 23 December 2003 recorded in the statutory financial statements of the parent company did not affect the net book value of the trademark recorded in the consolidated financial statements.

The value thus ascribed respects the economic limit, expressly provided for by Law no. 342/2000, since in any case it is not higher than that actually determinable, at 31/12/03, according to the real possibility of economic utilization by the company.

At the request of the parent company, an opinion on the fairness of this revaluation dated 9 February 2004 was obtained from the chartered accountant Paolo Penzo.

The revaluation value, equal to € 27,194,000, net of the relevant substitute tax of 19%, for € 5,167,000, has been ascribed by the parent company for € 22,027,000 to a special reserve allocated with reference to the revaluation law, with exclusion of every other availment.

Amortisation of the trademark is provided in the consolidated financial statements over a period of 20 years, which is the maximum period currently allowed by the reference accounting principles for the amortisation of intangible fixed assets, such as trademarks. It is difficult to estimate the economic useful life of the trademark, since it is linked to expectations for the duration and development of the business, which, however, should be much longer than the above period.

Goodwill mainly reflects the amount recognized on the assignment of the company branch in 1996, which was determined with reference to market conditions and expectations for the duration and development of the business. Amortisation is provided in the consolidated financial statements over a period of 20 years, which is the maximum period currently

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allowed by the accounting standards issued by the Italian Accounting Profession. It is difficult to estimate the economic useful life of this goodwill, since it is linked to expectations for the duration and development of the business, which, however, should be very long.

Goodwill paid in 1998 on the reorganization of the French and German distribution networks, equal to € 1,291,000, is being amortized over its estimated useful life of 15 years. Goodwill also includes € 152,000 paid on the reorganization of the British distribution network, which is being amortized over 3 years.

The movements in the value of goodwill in the reference period are as follows:

	30/06/04	30/06/03	31/12/03
Opening net book value	13.989	16.143	16.143
Amortisation	(902)	(1.077)	(2.153)
Reclassifications	1	—	(1)

Closing net book value	13.088	15.066	13.989

At 30 June 2004 the corresponding amount relevant to a non-competition agreement signed by the Parent Company and the holding company of the Cagiva group as part of the acquisition of the Ducati business in September 1996 is completely amortized. This amount was amortized on a straight-line basis over a period of 7 years and 6 months.

The consolidation difference of € 742,000 (€ 887,000 at 30/06/03), recorded in the consolidated financial statements reflects the difference between the book value of equity investments and the corresponding value of the relevant interest in the shareholders’ equity at the time of acquisition; this difference, representing goodwill, is amortized on a straight-line basis over 20 years for the reasons described above.

Assets in course of construction and payments on account. This item totalling € 9,262,000 at 30 June 2004 (€ 6,877,000 at 30/06/03) includes € 6,285,000 relevant to R&D projects that have not yet entered the industrialization stage, and € 2,313,000 for the purchase of a new information system which includes software licences and the cost of installation consultancy, customisation and development.

The item other intangible fixed assets for € 2,953,000 (€ 4,384,000 at 30/06/03) includes:

1.	€ 232,000 relevant to bank commissions incurred in connection with a bond issued by Ducati Motor Holding S.p.A. on 31 May 2000, which matures on 31 May 2005. This cost is amortized on a straight-line basis over the life of the bond, which will be redeemed in one amount on 31 May 2005.

2.	€ 2,078,000 relevant to other intangible fixed assets amortized on a straight-line basis over 3, 5 or 7 years.

3.	€ 643,000 relevant to the capitalization of costs incurred on the securitisation project described in the note on “Trade receivables”. The estimated useful life of these costs is 5 years, being the duration of the project.

The costs entered at 30 June 2003 for € 1,369 relevant to legal and tax advice, auditing and bank commission incurred in connection with the Stock Exchange listing of Ducati Motor Holding S.p.A. are completely amortized at 30 June 2004.

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Tangible fixed assets

At 30 June 2004 Tangible fixed assets are recorded for € 63,325,000, net of accrued depreciation equal to € 59,591,000, € 8,459,000 of which relevant to the year ended 30/06/04.

The item land and buildings includes leasehold improvements for € 2,127,000. These improvements refer to the building involved in a sale and lease-back arrangement, as explained in the note on “Leasing”, and are amortized over their estimated useful life.

The changes in the various entries included in this category at 30 June 2004 are reported below and in Attachment 2:

€ (000)	June 30, 2004	June 30, 2003	December 31, 2003
Land and buildings
Cost	30,539	29,865	30,153
Accumulated depreciation	(7,139)	(5,875)	(6,499)

Net book value	23,400	23,990	23,654

Plant and machinery
Cost	31,574	29,290	31,180
Accumulated depreciation	(17,827)	(13,875)	(15,780)

Net book value	13,747	15,415	15,400

Industrial and commercial equipment
Cost	57,255	51,881	54,023
Accumulated depreciation	(36,499)	(27,327)	(31,656)

Net book value	20,756	24,554	22,367

Other assets
Cost	10,659	10,247	10,350
Accumulated depreciation	(6,475)	(4,926)	(5,656)

Net book value	4,184	5,321	4,694

Construction in progress and advances	1,238	406	1,052

Total property, plant and equipment, net	63,325	69,686	67,167

The depreciation charge and the annual rates applied are set out in the relevant item of the Profit and Loss Account.

Leasing

At 30 June 2004, the Group has leasing contracts for industrial buildings, machinery and workstations.

These assets totalling approx. €30,543,000 were recorded in the statutory financial statements of the parent company Ducati Motor Holding S.p.A. (€ 29,563,000) and the subsidiaries Ducati Corse S.r.l. (€ 982,000) and Ducati Retail S.r.l. (€ 31,000), in accordance with current

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Italian legislation, under which lease instalments are charged to the profit and loss account on an accrual basis and lease commitments are recorded in the memorandum accounts; the relevant assets are entered among the tangible fixed assets only upon redemption. This practice is in line with current tax regulations.

On 29 June 2001, the parent company Ducati Motor Holding S.p.A. completed a “sale and lease-back” transaction involving a portion of the industrial building situated in the factory complex at 3 Via A Cavalieri Ducati, Bologna.

The transaction involved the sale of the property, at approximately book value, to “Locafit Locazione Macchinari Industriali S.p.A.”, a leasing company, for € 20,710,000, with contract of sale registered by public notary Iacopo Bersani on 29 June 2001, no. 24473/4192, and the signing of a lease-back contract with the same company.

This contract is for 8 years starting from the date of signing.

As consideration for the financial lease on the building, Ducati Motor Holding S.p.A. will pay Locafit S.p.A. the amount of € 24,767,000 plus VAT, in 32 quarterly instalments, according to the contract.

For the financial leasing operations the Group uses the so-called financial method, consisting of recording the purchase of the asset relevant to the leasing contract, with relevant amortisation according to the useful economic-technical life of the asset as envisaged for tangible fixed assets, and the recording of an amount due to the lessor, with consequent entering of the financial expenses in the profit and loss account.

Financial fixed assets

Equity investments

This item, equal to € 12,000, comprises:

	30/06/04	30/06/03	31/12/03
Other equity investments:
Ancma — Associazione Nazionale
Costruttori Motocicli e Accessori	2	2	2
Other	10	10	10

Total	12	12	12

The item “Other” mainly refers to the subscription of shares in the Diamante Consortium by Ducati Motor Holding S.p.A. This Consortium comprises firms of a national level for product and process innovation, the development of know-how and the improvement of quality in the Italian engineering and engine production sector.

Other fixed assets – Other receivables

	30/06/04	30/06/03	31/12/03
Prepaid taxes on employee termination indemnities	37	149	110

Guarantee deposits	516	400	440

Total	553	549	550

The item Prepaid taxes on employee termination indemnities refers to prepaid taxes on employee termination indemnities accrued at 31/12/96 under Law no. 140 of 28/5/97

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converted from Legislative Decree no. 79 of 28/3/97. This receivable will decrease with the departure from the firm of those employees whose termination indemnities gave rise to this prepaid taxation.

Guarantee deposits refer to amounts paid for various purposes by Group companies.

Other securities

	30/06/04	30/06/03	31/12/03
Credit Link	—	15.000	15.000
Asset-backed Securities	10.000	10.011	10.000

Total	10.000	25.011	25.000

For the year ended 31 December 2003 and the period ended 30 June 2003 the item “Credit Link” was shown in non current assets. Starting from 30 June 2004 it has been reclassify in current assets as it will expire within 12 months.

The item Asset-backed Securities at 31 December 2003 and 30 June 2004 refers to the Class B bond subscribed by the subsidiary Ducati North America Inc. These Asset Backed Securities come within the wider securitisation operation described in the item “Receivables and Payables” in the section relevant to evaluation principles and are deferred with respect to the Class A bonds. These bonds issued with maturity date 28/07/2009 are interest-bearing at 3-month Euribor, paid quarterly on 28 January, April, July and October of each year, and were classified among financial assets since they cannot be sold for two years following the date of subscription.

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Current assets

Inventories

Closing inventories, stated net of the inventory depreciation reserve, total € 111,542,000 and comprise:

	30/06/04	30/06/03	31/12/03
Raw, ancillary and consumable materials	5,949	7,397	7,386
Allowance	(452)	(310)	(370)

	5,497	7,087	7,016
Work in process and semi-finished products	19,109	16,918	14,985
Allowance	(1,427)	(718)	(866)

	17,682	16,200	14,118
Finished products	95,490	85,903	89,464
Allowance	(7,127)	(5,450)	(5,825)

	88,363	80,453	83,640
Advances
Total	0	0	0

Total property, plant and equipment, net	111,542	103,740	104,774

Spare parts are classified together with finished products in order to reflect more closely the way they are used, given that they are mostly held for sale.

The decrease in raw materials with respect to 31 December 2003 reflects an improvement in purchasing policies and more efficient production planning.

The increase in finished products with respect the previous year is mainly tied to the increase in the production of motorcycles in the first half-year 2004.

The changes in the inventory depreciation fund during the reference periods are as follows:

	30/06/04	30/06/03	31/12/03
Opening balance	7.061	5.386	5.386
Increases	2.116	1.510	2.558
Availment	(234)	(610)	(994)
Effect deriving from the conversion of the financial
statements of foreign companies and other
reclassifications	19	192	111
	43

Closing balance	9.005	6.478	7.061

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Receivables

Trade receivables	30/06/04	30/06/03	31/12/03
Domestic customers	20.663	12.143	5.866
Notes portfolio	56	45	5.436
Due from vehicle company	3.037	8.626	5.120
Foreign customers	69.731	68.391	67.313

Gross total	93.487	89.205	83.735
Provision for bad debts	(3.274)	(3.305)	(3.314)

Net total	90.213	85.900	80.421

Comparison of trade receivables between the two years is influenced by the securitisation arrangements that are described in the section of these notes dealing with the accounting policies adopted in relation to receivables. The net effect of the securitisation on receivables is € 30.56 million at 30 June 2004 (€ 18.3 million at 30 June 2003).

The amount due from the vehicle company represents the amount deferred on the securitisation at 30 June 2004. This is classified among trade receivables for clearer comparison with the previous period and because of the commercial nature of the assigned credits.

The movements in the provision for bad debts in the reference periods are as follows:

	30/06/04		30/06/03	31/12/03
Opening balance	3.31	4	4.188	4.188

Provisions	232		457	1.320
Effect of conversion of the financial statements
of foreign companies and reclassifications	8		(48)	(124)
Availment	(280)		(1.292)	(2.070)

Closing balance	3.274		3.305	3.314

Provisions were made during the first half of 2004 to cover collection risks relevant to the customers of the associated companies and in particular, those of the subsidiary Ducati North America Inc., Ducati Corse S.r.l., Ducati France S. A.S. and Ducati Gmbh.

Availment in 2004 refers almost entirely to the release of the provision for payability of doubtful debts evaluated up to 31 December 2003.

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Receivable from the tax authorities

These amount to € 3,867,000 and comprise:

	30/06/04	30/06/03	31/12/03

Provincial VAT Office	2.253	1.417	2.200
Tax authorities - Irap	904	1.086	596
Tax authorities - tax withheld on interest income	247	249	263
Other tax credits	178	971	414
Tax authorities - advance corporate/local income tax	285	800	467
Tax credit on dividends	—	—	579

Total	3.867	4.523	4.519

The increase in VAT credit with respect to the same period of the previous year is mainly due to the VAT credit claimed on intra-EU purchases relevant to services and requested in refund from the competent offices in the various countries.

The IRAP(regional manufacturing tax) credit represents the first advance for 2004 paid by the Italian companies of the Group during the first half of the year. It decreases with respect to the same period of the previous year following the reduction in the taxability.

The withholding tax credit on interest income is in line with the same period of the previous year and reflects the withholdings made at the time interest income was credited to the Italian companies of the Group. This credit can be offset against future direct tax liabilities or claimed in refund. In both cases, recoverability is not in doubt.

The IRPEG (corporate tax) credit derives from settlement paid in June 2004 as an advance by the Italian companies of the Group.

Following distribution of dividends by the subsidiary Ducati Corse S.r.l. with a resolution of shareholders’ meeting on 22 September 2003, the parent company Ducati Motor Holding S.p.A. applied for year 2003 the provision of Art. 14 P.D. no. 917 of 22 December 1986 which allows the recipient company to enter the corresponding tax credit. This credit is charged as an increase on taxable income for income tax purposes (sub-sec. 4 of the above-mentioned Art. 14). This credit was utilized in payment of the IRPEG (corporate tax) in the Single Form 2004.

   Deferred tax assets

These amount to € 17,210,000 and comprise:

	30/06/04	30/06/03	31/12/03

Net prepaid taxes of. Italian companies *	14.313	2.976	14.313
Net prepaid taxes of. foreign companies *	2.897	681	2.798

Total	17.210	3.657	17.111

* including the long-term element of prepaid taxes for € 11,546, detailed in Attachment 6.

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Prepaid taxes recorded at 30 June 2004 are those allocated up to 31 December 2003 relevant to the Italian companies of the Group, as the Group has chosen to present the half-year situation indicating the operating result and the consequent balance sheet items gross of taxes, and mainly refer to allocations to taxed reserves made in the companies’ individual statutory financial statements and recognition of the effect of previous losses of Ducati Motor Holding S.p.A. and Ducati.Com S.r.l. that can be carried forward, partially offset by the deferred taxes arising from the writing off of previous years, on consolidation, of fiscal items recorded by the companies in their financial statements in order to take advantage of otherwise unobtainable tax benefits (mainly relevant to the amortisation of tangible and intangible fixed assets).

The changes in net prepaid taxes are as follows:

	Deferred taxation	Prepaid taxes	Net Total

Balance at 31/12/2003	(6.400)	23.511	17.111

Provision (availment) charged to the profit and loss account	—	—	—

Conversion reserve and other changes	(3)	102	99

Availment for substitute tax on revaluation of trademark	—	—	—

Balance at 30/06/2004	(6.403)	23.613	17.210

The nature of deferred/prepaid taxes is analysed in Attachment 6 and in the item “provision for taxation” in the explanatory notes.

The prepaid taxes of foreign group companies refer to the subsidiaries Ducati Japan K.K. and Ducati North America Inc. and the increase is due exclusively to the exchange-rate differences for € 99,000.

Prepaid taxes, mainly comprising those of Ducati Motor Holding S.p.A. and to a lesser extent those of Ducati North America Inc. Ltd, have been recorded since the directors believe the Company will generate sufficient future taxable income to make recovery of the prepaid taxes entered at 31 December 2003 reasonably certain. In fact, these entries reflect the profitability expected on the basis of the latest plans prepared by management.

In line with these programs and according to analyses relevant to availment of the taxed funds in the financial statements of the individual companies and deferred taxes recorded on consolidation, long-term prepaid taxes for € 11.5 million have been considered.

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The other tax credits refer to amounts due to Ducati G.m.b.h. and Ducati Japan KK from the tax authorities in their respective countries.

   Other receivables

These total € 3,538,000 and comprise:

	30/06/04	30/06/03	31/12/03

Due from employees	373	768	210
Social security institutions	141	128	188
Suppliers	2.243	2.288	1.401
Insurance companies	96	288	224
Other receivables	685	1.309	1.489

Total	3.538	4.781	3.512

Amounts due from suppliers mostly reflect advance payments made to foreign suppliers. The amount due from insurance brokers mainly refers tmnitieso inde for motorcycle thefts (net of the insurance exclusion), other outstanding claims and participation in the profits on transport policies that have not yet been fully collected. The decrease compared with the previous year is due to an increase in collections made by 31/12/2003 with respect to the previous year.

The decrease in other receivables is mainly due to the reduction for € 500,000 of receivables from Ministry for productive Activities related to the grant arising from the special revolving Fund for Technological Innovation (FIT).

There are no receivables due after five years.

Investments which are not permanent

Own shares

The balance recorded in the consolidated financial statements comprises

	30/06/04	30/06/03	31/12/03

Own shares	1.840	342	391

The parent company Ducati Motor Holding S.p.A. purchased 1,300,143 own shares during the first six months of 2004. These purchases were made in accordance with the shareholders’ authorizations of 7 May 2002 and 6 May 2004 and were promptly notified to the CONSOB (securities and exchange commission). At 30 June 2004, the company holds a total of 1,593,378 own shares (293,235 at 31/12/03 and 260,179 at 30/06/03) valued at the lower of cost and market value, determined according to their market price at 30 June 2004, equal to € 1.155 per share. The classification among current assets reflects the nature of the equity element intended for trading by choice of the directors.

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Other securities

	30/06/04	30/06/03	31/12/03

Credit Link	15.000	—	—

During the year ended 31 December 2001, a financial transaction called “Credit Link” was carried out for € 15.0 million, and is closely connected with the issue of the Bond Loan and, in particular, the relevant risk of default. The default risk refers to the non-fulfilment by Ducati Motor Holding S.p.A. of its financial obligations under the terms of the loan, up to a maximum amount of € 15.0 million.

This operation, carried out to maximize the benefit deriving from the liquid funds generated during the year, was formalized through the purchase of a bond issued by the Dutch branch of Banca Nazionale del Lavoro, which yields an annual coupon paid in arrears of 5.89%. The bond was issued on 13 July 2001 and expires on 31 May 2005. The maturities of the Credit Link and the relevant interest instalments are tied to those of the Bond Loan.

For the year ended 31 December 2003 and the period ended 30 June 2003 the item “Credit Link” was shown in non current assets. Starting from 30 June 2004 it has been reclassify in current assets as it will expire within 12 months.

Cash at bank and in hand

Cash at bank and in hand totals € 28,981,000, and comprises:

Cash on hand	€49,000
Cheques	€0,000
Bank current accounts	€28,932,000

Prepayments and accrued income

The item prepayments and accrued income is equal to € 4,479,000 and comprises:

Accrued income	30/06/04	30/06/03	31/12/03

Accrued income – Credit Link	69	69	511
Other	—	1.599	—

Total	69	1.668	511

Accrued income mainly refers to the interest accrued on the Credit Link between 01/06/04 and 30/06/04, which will be collected during 2005.

The decrease with respect to the situation at 31 December 2003 is due to the collection on 31/05/04 of the credit accrued between 01/06/03 and 31/05/04.

The interest accrued will be paid regularly each year on 31 May, until May 2005.

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Deferred issue discount

	30/06/04	30/06/03	31/12/03

Credit Link	45	126	88

This represents the residual prepayment relevant to the issue of the bond loan commented on in the special item.

Other prepaid expenses
	30/06/04	30/06/03	31/12/03

Prepaid insurance premiums and fidejussory contracts	793	749	30
Prepaid technical assistance/maintenance/sponsorship contracts	410	142	92
Other	3.162	5.731	4.552

Total	4.365	6.622	4.674

“Prepaid insurance premiums” include the cost of insurance policies deferred to future accounting periods, consistent with the guarantee furnished and the accrual principle.

The item other prepaid expenses includes € 1,346 thousand (€ 3,375 at 30 June 2003) relevant to hedging contracts. The prepayment refers to profit realized and is considerably higher than in the previous year due to exchange fluctuations involving the US dollar, and well as the Japanese yen and the GB pound.

The prepayment relating to the hedging contracts comprises costs relevant to the valuation of the contract premiums, as well as the spot/forward rate adjustment to be recognized on the expiry of the contracts.

LIABILITIES

Shareholders’ equity

Attachment 4 gives the breakdown of movements in shareholders’ equity.

Share capital

The share capital of the parent company Ducati Motor Holding S.p.A. at 30 June 2004 amounts to € 82,589,731.76.

The increase with respect to 31 December 2003 and 30 June 2003 is due to a share issue.

In fact, on 4 June 2004 a further capital increase occurred through the issue of 325,444 new shares of par value € 0.52 each, with a price above par of € 0.203, as partial subscription and release of the capital increase decided by the extraordinary shareholders’ meeting on 7

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September 1998 at the service of the stock option plan reserved for managers, employees and consultants.

Through this increase the company’s cash in hand acquired a total amount of € 235,296, € 169,231 of which for Share Capital and € 66,065 for the share premium reserve.

Following the above operations, at 30 June 2004 the new Share Capital is € 82,589,731.76, formed of 158,826,407 ordinary shares of par value € 0.52 with regular due date 01.01.2004.

The breakdown of share capital increases occurring in 2004 is as follows:

UNIT VALUE	No. shares	Par value	Share premium	Total per share

			Euro	Euro

Stock Option plan shares	325.444	0,52	0,203	0,723

AMOUNT PURCHASED RELEVANT TO THE COMPANY

		Par Value	Share premium	Total in Euro

Stock Option plan shares		169.231,00	66.065,000	235.296,000

Share premium reserve

The share premium reserve detailed below amounts to € 18,104,000 at 30/06/04.

The movements in the share premium reserve during the last periods are as follows:

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	Par value	Share premium	Total

Balance at 31/12/2002	10.117	19.879	29.996

Allocation to Reserve for own shares held	—	(391)	(391)

Balance at 31/12/2003	10.117	19.488	29.605

Stock Option plan shares	169	66	235
Allocation to Reserve for own shares held	—	(1.450)	(1.450)

Balance at 30/06/04	10.286	18.104	28.390

The decrease of € 1,384,000 with respect to 31 December 2003 refers to the allocation to the reserve for own shares held, as described in the relevant item for € 1,450,000 offset for € 66,000 by issues of shares under the stock option plans.

Revaluation reserve Law no. 342 — 21/11/2000 and Law no. 350 – 24/12/2003

This reserve was recorded by the parent company Ducati Motor Holding S.p.A. on the two revaluations of the trademark in 2000 and 2003 for € 24,238,000 and € 22,027,000 respectively. These amounts reflect the resulting revaluation surpluses, stated net of the relevant substitute tax. These revaluations were made pursuant to Law no. 342 of 21 November 2000 as amended, with regard to financial year 2003, by Art. 25 sub-sec. 2 Law no. 350 of 24 December 2003 (2004 Finance Law). See the note on “Intangible fixed assets” of these Explanatory Notes for further details on the revaluation recorded in 2003.

Although this reserve is stated net of a substitute tax, it remains in suspense for tax purposes because, in case of distribution to the shareholders, the relative amount, increased by the relevant substitute tax, would form part of the company’s taxable income (with a tax credit equal to the amount of the above substitute tax) and that of the shareholders (as earnings).

The extraordinary shareholders’ meeting of the parent company Ducati Motor Holding S.p.A. on 7 May 2002 resolved to make the reserve established in 2000 fully distributable so that a future ordinary meeting could authorize the purchase of the Company’s own shares.

The extraordinary shareholders’ meeting of the parent company Ducati Motor Holding S.p.A. on 6 May 2004 voted to make the reserve established in 2003 fully distributable so that a future ordinary meeting could authorize the purchase of the Company’s own shares.

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Reserve for own shares held

In financial year 2003 and in the first six months of 2004 Ducati Motor Holding S.p.A. made purchases of its own shares in full compliance with the applicable regulations, in order to support the market price of Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorizations of 7 May 2002 and 6 May 2004 and were promptly notified to the CONSOB (securities and exchange commission). At 30 June 2004, the company holds a total of 1,593,378 own shares (293,235 at 31 December 2003 and 260,179 at 30 June 2003). As required by current regulations, the company has therefore established a reserve for own shares held for the same amount.

Own shares held by Ducati Motor Holding S.p.A. represent about 1.0% of the total number of shares.

Legal reserve

This reserve equal to € 287,000 has been established pursuant to Art. 2430 of the Italian Civil Code.

The balance includes € 205,000 allocated from the net profits of Ducati Motor Holding S.p.A. from the year of formation (1996) to 31/12/2002, being 5% of such amounts. The remainder for € 82,000 derives from the reconstruction within shareholders’ equity of reserves previously established on the basis described above by Gio.Ca.Moto International S.r.l., a former subsidiary absorbed by Ducati Motor Holding S.p.A. in 2001.

Extraordinary reserve

This reserve equal to € 146,000 at 31/12/2003, comprises the profits achieved by the merged company Gio.Ca.Moto International S.r.l. up to 31/12/00, net of the amount allocated to the “Legal reserve”.

Other reserves

These comprise the conversion reserve equal to € 972,000 and the extraordinary reserve of € 2,820,000.

Minority interests in shareholders’ equity

This item represents minority interests in capital and reserves (€ 16 thousand) and net loss attributable to minority interests (€ 3 thousand).

Provisions for risks and charges

The provisions for risks and charges, which cover known or likely losses whose times and extent cannot be determined at present, are commented on below.

Provision for taxation

At 30 June 2004 the provision for taxation amounts to € 211,000. This amount includes a provision of € 26,000 to cover tax risks recorded in the financial statements at 31/12/00 by

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the subsidiary Gio.ca Moto International S.r.l. absorbed by the parent company on 31/12/01, and € 5,000 for the tax risk reserve allocated by the subsidiary Ducati North Europe BV. At 30 June 2004 € 180,000 has been allocated by the German subsidiary Ducati Gmbh for risks relevant to a tax audit currently in progress. This provision is deemed to be consistent with the foreseeable outcome of the disputes.

The following fiscal years still open for direct and indirect taxation purposes are: from 1999 for Ducati Motor Holding S.p.A. (including the former Ducati Motor S.p.A., now absorbed), Ducati North America Inc., Ducati G.m.b.H., Gio.ca Moto International S.r.l., Ducati France S.A. and Ducati Japan Ltd.; from 1999 for Ducati Benelux B.V.; from 2000 for Ducati.Com S.p.A. and Ducati UK Ltd.; and from 2002 for Ducati Corse S.r.l..

At 31 December 2004 the Group is not involved in any significant tax disputes, except for an audit in progress at the German subsidiary Ducati G.m.b.h. A potential liability of € 180,000 has been allocated for this audit which is still in progress.

Other provisions for risks and charges

These provisions, which cover known or likely losses, whose times and extent cannot be determined at present, are entered for € 6,593 thousand at 30 June 2004 (€ 13,889 thousand at 30 June 2003), € 2,518,000 of which medium/long-term; their movements during the year are detailed in Attachment 3.

The product warranty provision equal to € 6,296 thousand at 30 June 2004 (€ 11,698 at 30 June 2003), € 1,687,000 of which medium/long-term, derives from an historic analysis of the labour and material costs incurred for individual models in relation to the relevant number of motorcycles still under warranty, and from an estimate of the cost of recall campaigns possibly required in the future. The decrease compared with the previous year is mainly due to the following reasons:

—	lower sales and consequent decrease in the number of motorcycles covered by warranty;

—	lower warranty costs experienced in relation to 2002 and 2003 models (currently under warranty) with respect to the models sold in previous years;

—	improved management of warranty costs as part of the wider program of cost reductions implemented by the Group;

—	more accurate analyses of the historic trends of warranty costs and obsolescence of warehouse spare parts used to determine the respective provisions.

The provision for legal disputes equal to € 124,000 at 30 June 2004, comprises:

1.	€ 23,000 for legal disputes with an importer. A temporary executive order dated 14 September 1998 from the Commercial Court of Liege ordered the Company to pay BEF 50,575,794 (equal to € 1,254,000) in favour of its previous distributor, Performance S.A. (“Performances”), following the cancellation of the distribution contract. In execution of this measure, Performances seized and auctioned 106 motorcycles belonging to the Company that were in its possession. The proceeds of the sale amount to BEF 27,835,078, including expenses and VAT (equal to € 690,000). With a ruling of 27 May 1999, later confirmed by a final judgement of the Belgian Supreme Court on 21 June 2001, the Liege Appeals Court declared that the Belgian judges had no jurisdiction and

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repealed the sentence of the Commercial Court dated 14 September 1998. As a result, the Company took a number of actions against Performances aimed at recovering the proceeds of the auction sale, excluding VAT, and part of the legal expenses, for an amount of approx. BEF 23 million (equal to about € 570,000). Performances and Jet Set Car were declared bankrupt on 14 October 1999 and 23 October 2000, respectively. Today, it appears highly likely that, in consideration of the presence of privileged creditors in the allocation of the bankruptcy assets, the Company will not recover the proceeds in question. Therefore, no receivables have been recorded in relation to the opposite party since the likelihood of recovering the auction proceeds is considered to be very remote.

        The provision entered at June 30, 2004 is deemed adequate to cover expected legal costs.

2.	€ 64,000 for legal risks allocated by the German subsidiary in relation to a dispute with a dealer. The provision was utilized for € 38,000 during the first six months of 2004.

3.	€ 37,000 for the surplus fund relevant to the M. Hailwood agreement. Ducati Motor Holding S.p.A. and its subsidiary Ducati North America Inc. have been called before the New Jersey District Court by the widow of the famous motorcyclist Mike Hailwood, acting presumably as a trustee of his estate. Mrs Hailwood maintains that by marketing and selling a motorcycle model called the “MH900e”, using Mike Hailwood’s initials as a tribute to his memory and career, the Company has breached the trademark licence that protected his name and initials, and the relative promotion rights, both of which belong to Mr Hailwood’s estate. Mrs Hailwood requested compensation for the damages resulting from this alleged breach together with an injunction to prevent the Company from further using Mike Hailwood’s name and initials. In order to settle the dispute, an agreement has been reached between the Company and the opposite party.

        This agreement envisaged the payment of € 375,000 to the opposite party as final settlement of the dispute, in addition to agreements for future collaboration with the heir D. Hailwood; € 338,000 has already been paid to the opposing party at 31 December 2003. The remaining € 37,000 is awaiting payment.

The risk provision for disputes towards former Cagiva Group employees, equal to € 64,000 at 30 June 2004, was established by Ducati North America Inc. to cover risks associated with the legal action taken by a former Cagiva group employee transferred to Cagiva North America, Inc. (now Ducati North America Inc.). It is pointed out that also the subsidiary Ducati Motor S.p.A. was involved in disputes with the same former Cagiva Group employee, which were settled in May 2003 without cost to the Company.

Provision for corporate reorganization

The balance of € 11,000 refers to the residual amounts of the plan at 30 June 2004.

As indicated in the section “Other corporate events” of the Directors’ Report attached to the financial statements at 30 June 2004, to which reference should be made for further information, at its meetings held on 5 March 2003 (first part) and 8 April 2003 (second part), the Board of Directors of Ducati Motor Holding S.p.A. approved a reorganization plan that provided for the departure by mutual consent of a certain number of employees against severance incentives; these terminations took place during 2003.

The total estimated cost of the severance incentives envisaged in the above plan was originally approx. € 3.5 million. Designated for the purpose by the Board of Directors, the Managing Director revised this estimate to approx. € 4 million during 2003, due to the higher

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number of employees included in the plan and the ensuing higher cost of the severance incentives. The reorganization plan was formally approved by the Board of Directors of the parent company at meetings held on 5 March (first part) and 8 April 2003 (second part), whereas the revised estimate of the total cost of the plan was made in 2003 by the Managing Director, designated for the purpose by the Board; this latest revision was then ratified at the Board Meeting held on 12 February 2004.

Legal proceedings and arbitration

   The Ducati Group is also involved in several legal proceedings that have arisen in the ordinary course of business.In fact, the Ducati Group is involved in a legal dispute with Virginio Ferrari Racing, one of the two racing teams sponsored by Ducati in the 1998 Superbike World Championship. Ducati Motor S.p.A. decided not to sponsor the Virginio Ferrari Racing team for the 1999 Superbike World Championship. Virginio Ferrari Racing served a writ on Ducati Motor S.p.A. claiming approx. € 6,714,000 (ITL. 13 billion) for alleged damages suffered by Virginio Ferrari Racing and by Mr. Virginio Ferrari following the claimed failure of Ducati Motor S.p.A. to honour its supposed obligation to sponsor the racing team for three years. The Ducati Group believes this claim is unfounded and therefore has not made any provision in the consolidated financial statements at 30 June 2004.

Employee termination indemnities

The changes in employee termination indemnities during the reference periods are as follows:

	30/06/04	30/06/03	31/12/03

Opening balance	8.277	7.126	7.126
Provision for the period	1.065	1.195	2.375
Exchange-rate effect	4	(21)	(18)
Availment	(446)	(502)	(1.233)
Other reclassifications	—	—	27

Closing balance	8.900	7.798	8.277

The total exchange-rate effect for € 4,000 arises from the conversion of the financial statements of foreign companies.

Payables

Bonds

Debentures payable within the next year

On 31 May 2000 Ducati Motor Holding S.p.A. issued a bearer bond loan for € 100 million. The bonds, which mature on 31 May 2005, accrue interest at a fixed annual rate of 6.5%, payable every 12 months from the date issue, with the principal redeemable on maturity.

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The terms and conditions of the bond loan do not provide for any financial coverage index or performance parameter, but restrict the issuer’s capacity to furnish collateral as security for any further debt represented by bonds or other financial instruments.

Non-compliance with the terms and conditions of the bond loan, which gives the holders a right to request immediate redemption, includes, by way of example, non-payment of interest or principal when due, non-compliance with obligations relevant to the issue of the bonds, non-payment other liabilities when due, early repayment of other payables, declaration of bankruptcy or any other type of insolvency.

These bonds are quoted on the Luxembourg Stock Exchange and can only be placed with professional investors in Italy and abroad, excluding the USA.

As of December 31, 2002 the parent company repurchased on the market, bonds for a nominal value of € 9,000,000.

During 2003 and in the first six months of 2004, the parent company Ducati Motor Holding S.p.A. repurchased on the market five tranches of the bearer bond loan issued on 31 May 2000 with maturity on 31 May 2005, as follows:

	Par value	Payment date	Value date

First tranche	5.000.000	26/03/2003	31/03/2003
Second tranche	5.336.000	03/04/2003	08/04/2003
Third tranche	5.000.000	24/10/2003	28/10/2003
Fourth tranche	10.000.000	10/02/2004	13/02/2004
Fifth tranche	5.000.000	12/03/2004	15/03/2004

The first tranche with par value of € 5,000,000 was purchased at a price of 103.2532 with a purchase premium of € 157,500;

the second tranche with par value of € 5,336,000 was purchased at a price of 102.4512 with a purchase premium of € 128,064;

the third tranche with par value of € 5,000,000 was purchased at a price of 102.9 with a purchase premium of € 145,000;

the fourth tranche with par value of € 10,000,000 was purchased at a price of 100.72 with a purchase premium of € 72,000;

the fifth tranche with par value of € 5,000,000 was purchased at a price of 101.5 with a purchase premium of € 75,000.

At 30 June 2004 the five tranches were cancelled. The net balance of the bond loan at the date of this Report is therefore equal to € 60,664,000.

The relevant cost items have been reclassified as financial expenses.

The financial position of the Ducati Group at 30 June 2004 is solid and able to guarantee raising of the funds necessary for refinancing the outstanding bonded debt, maturing on 31 May 2005.

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In order to achieve this objective, the Group is appraising all the possible financial instruments offered by the lending markets.

Amounts owed to banks

Amounts owed to banks at 31 December 2004 total € 75,045,000, € 3,835,000 of which payable after 12 months.

At 30 June 2004 amounts owed to banks and due within 12 months include four loans for a total of € 3,835,000, the first two being taken out in July 2003 for € 471,000 and € 747,000 respectively, the third for € 2,316,000 taken out in April 2004 and the fourth for € 290,000 in June 2004. The item also includes interest for € 11,000, These are easy-term loans obtained under contracts between the parent company Ducati Motor Holding S.p.A. and the Ministry of Manufacturing Activities for projects linked to the Technological Innovation Fund (F.I.T.) increased by interest accrued in the period.

Amounts owed to other financiers

These amounts refer to:

	30/06/04	30/06/03	31/12/03

Due within 12 months	7.209	19.148	3.740
Due after 12 months	13.282	16.525	14.939

Amounts due within 12 months refer for € 3,285,000 to the current amount of debts for leasing and € 3,924,000 to trade receivables collected on behalf of the vehicle company (D.D.F.1 S.r.l.) within the context of the securitisation operation and not yet paid to the vehicle company.

Amounts due after 12 months refer to the long-term portion of leasing liabilities.

This item includes payables due after 30/06/2009 for € 1,602,000.

Further information is provided in the item “Net financial position” in the Directors’ Report.

Advances from customers

This balance refers to advances received from foreign customers whose payment terms require settlement in advance.

30/06/04	30/06/03	31/12/03

2.179	2.824	3.137

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Amounts owed to suppliers

These comprise

	30/06/04	30/006/03	31/12/03

Domestic suppliers	65.471	54.920	48.768
Foreign suppliers	15.650	15.833	12.583
Invoices to be received	26.654	20.407	28.152

Total	107.775	91.160	89.503

Amounts owed to suppliers represent the liability to suppliers of goods and consulting services. The increase in the balance is mainly due to the increased production of finished products in the first half-year 2004, with consequent increase in amounts owed to suppliers of direct material and work.

Amounts owed to the tax authorities

These comprise:

	30/06/04	30/06/03	31/12/03

VAT payable	5.237	6.101	2.701
Substitute tax on trademark revaluation *	2.584	—	5.167
Taxes withheld — employees	951	649	1.970
Taxes withheld — non-subordinate personnel	133	55	116
IRPEG-IRAP payable	—	—	732
Taxes payable by foreign companies	742	1.318	1.526

Total	9.647	8.123	12.212

* of which € 1,292,000 long term

Amounts owed to the tax authorities mainly comprise the direct and indirect taxes payable by individual Group companies, net of advance payments, as well as taxes withheld at source by Group companies on the remuneration of employees and non-subordinate personnel, as substitute tax. The balance relevant to the item “IRPEG – IRAP” is zero, since, for the reasons already stated, the interim report at 30 June 2004 does not contain any estimate for taxation for that period.

“Amounts due to the tax authorities” include € 2,584,000 representing the balance of the substitute tax equal to 19% relevant to trademark revaluation, as commented on in the item “Intangible fixed assets”. The first instalment of the substitute tax for € 2,583,000, equal to 50% of the total amount of € 5,167,000, was paid within the term required for payment of income tax for 2003. The following two instalments of 25% each will be paid with the term for payment of direct taxes relevant to 2004 and 2005.

The increase in employee withholding taxes is due to the increase in the occupational base in addition to general pay increases under company contracts relevant to the Italian companies and higher tax adjustments pertinent to outgoing personnel and employee termination indemnities.

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The taxes of foreign companies refer to the subsidiaries Ducati Motor Deutschland G.m.b.H., Ducati France S.A., Ducati Japan K.K. and Ducati North Europe BV; they comprise taxes on income. The decrease with respect to the previous year mainly refers to Ducati North Europe BV and Ducati North America Inc. Ltd..

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Due to social security institutions

These comprise:

	30/06/04	30/06/03	31/12/03

I.n.a.i.l. (accident) and I.n.p.s. (employees' welfare	788	1.291	1.836
Previndai (managers' pensions)	65	61	70
Contributions due on deferred remuneration	1.529	1.120	564
Due by foreign subsidiaries	24	24	42
Other	88	136	185

Total	2.494	2.632	2.697

This item mainly comprises routine payables to social security institutions for contributions on current and deferred remuneration.

Other payables

These comprise:

	30/06/04	30/06/03	31/12/03

Due to employees	7.508	8.143	4.451
Payables for MH900e and 996R	11	11	—
Other payables	1.997	1.387	2.111

Total	9.516	9.541	6.562

Amounts due to employees at year-end comprise remuneration earned, but not yet paid (wages and salaries, bonuses, holidays not taken).

Other payables mainly comprise amounts due to insurance brokers and directors’ remuneration for fees due.

The increase in other payables with respect to the previous year mainly refers to amounts owed to insurance companies for approx. € 400,000 whose financial adjustments are not recorded at 30 June 2004, unlike 30 June 2003, in addition to directors’ fees for the period and unpaid at 30 June 2004.

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Accruals and deferred income

	30/06/04	30/06/03	31/12/03

Loan interest	—	—	117
R&D contract	189	391	314
Bond interest	329	437	2.869
Other	4.439	3.748	234

Total	4.957	4.576	3.534

Accrued expenses include net interest of € 329,000 (€ 437,000 at 30/06/03) on the bearer bond loan issued on 31/05/2000, as described in the item Bonds.

The interest accrual has been calculated in accordance with the bond loan terms and conditions, considering an annual coupon of 6.5% recorded on an accrual basis for the period 01/06/2004 – 30/06/2004.

The decrease in interest expense is relevant to the repurchase of three tranches of the bond, as detailed in the item “Bonds” of the Directors’ Report.

This item includes a deferred grant of € 189,000 obtained from the special revolving fund for technological innovation (FIT), in relation to research and development costs acknowledged to the parent Ducati Motor Holding S.p.A. by the Ministry of Industry under Law no. 140 on automatic incentives for innovation.

Deferred income has been recorded following the reversal, on an accrual basis, of the amortisation already charged in relation to the capitalized costs incurred.

The item “Other” includes the deferral of € 11,000 relevant to grants obtained by the subsidiary Ducati Corse S.r.l. from the Ministry of Education, Universities and Research and refers to contracts between Ducati Corse S.r.l. and the universities of Padua, Bologna and Perugia. These grants represent 60% of the costs incurred and are recorded under the item “other revenues and income”, as deferred to reflect the amortisation period.

“Other” also includes the deferral on sponsorship contracts of the parent company Ducati Motor Holding S.p.A. and the subsidiary Ducati Corse S.r.l. for € 3,947,000 (€ 3,124,000 at 30/06/03).

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Memorandum accounts and commitments

Commitments comprise:

	30/06/04	30/06/03	31/12/03

Fidejussory contracts – Snam – Lease contracts	6.029	714	4.553
Domestic currency swaps and Options	140.827	78.980	72.339
Interest Rate Swap	30.336	—	15.336
Contractual commitments	1.543	1.640	1.781

Total	178.735	81.334	94.009

In the item “Fidejussory contract” € 5,800,000 refers to a guarantee furnished in favour of Ducati Desmo Finance 1 S.r.l. increased by € 1,800,000 in the first half-year 2004.

On 30 June 2003, within the scope of the securitisation operation for commercial credits, San Paolo IMI S.p.A. furnished a guarantee in favour of Ducati Desmo Finance 1 (D.D.F.1) S.r.l. for a maximum amount of € 4,000,000 increased to € 5,800,000, to guarantee any amounts deducted by debtors and transferred upon payment for bonuses granted by the company on the achievement of the sales targets. These items consist exclusively bonuses due to dealers for achieving sales targets.

The amount of € 140,827,000 refers to hedging transactions on exchange risk.

These transactions, mainly relevant to the sale of US dollars, Japanese Yen and GB pounds, are valued using the contracted forward rates.

The increase with respect to the same period of the previous year derives from the changed company policy regarding exchange risk hedging for covering flows over 18 months.

The item Interest Rate Swap (IRS) reflects, at nominal contract value, the transactions carried out to hedge the interest-rate risk on short-term and long-term loans in Euro, for € 30,336,000, as explained in more detail in the note on the net financial position contained in the Directors’ Report attached to these financial statements.

“Contractual commitments” refer to a contract entered into by Ducati Corse S.r.l. involving commitments over a period of time which, if not honoured, could give rise to a liability towards the other contractual party. According to forecasts made, the Group is sure it will be able to meet these commitments and therefore without any liability arising.

Commitments not recorded in the Balance Sheet

Regarding commitments not recorded in the balance sheet, and in addition to the information disclosed in the Group directors’ report, on 5 March 2003 the Board of Directors of Ducati Motor Holdings S.p.A. confirmed the allocation to Mr. Minoli, as approved by the Compensation Committee and the Board of Directors on 17 June 1999, of an indemnity on termination as Managing Director of the Company of US$ 1.2 million, such indemnity only applying to his termination as managing director of the company.

On 14 February 2002, pursuant to Art. 2389 of the Italian Civil Code, the Board of Directors likewise approved the Compensation Committee’s proposal to extend the retention bonus for another 3 years as approved by the Committee on 2 March 2002. The amount is based on the consolidated EBITDA for 2002, 2003 and 2004 and will only be paid if the beneficiaries

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(including the Managing Director) are still managers of the Company 12 months after approval of the consolidated financial statements. Should the employment of the beneficiaries be terminated by the Company without just cause or good reason, they will be entitled to receive three times the amount of the emolument attributed in relation to the year of termination.

In the meeting of 10 March 2004 the Compensation Committee did not approve any retention bonus for financial year 2003.

On 7 September 1998, the extraordinary meeting of Ducati Motor Holding S.p.A. approved a divisible share capital increase with the waiver of pre-emption rights pursuant to Art. 2441 of the Italian Civil Code in order to service a Stock Option Plan, as described in more detail in the note in the Directors’ Report. Furthermore, the shareholders’ meeting on 2/5/2000 authorized a further capital increase at the service of a second stock option plan, as described in more detail in the in the Directors’ Report.

Share capital was increased on 14 May 2001, in accordance with the above extraordinary resolution, in order to service the first stock option plan.

For information on the stock option plans, the right to issue convertible bonds and/or warrants and the employee share purchase plan, see the specific sections in the Directors’ Report. Likewise, with regard to commitments arising as a result of events occurring after year-end, reference is made to the relevant section in the Directors’ Report.

On 4 June 2004, the share capital was increased to serve the stock option plans 1997 for 325,444 shares, as described in more detail in the item “Share capital” of these Explanatory Notes. No issue was made at 30/06/04 for the purpose of the share plans for employees.

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PROFIT AND LOSS ACCOUNT

Value of production

Net sales

Net turnover from sales and services amounted to:

	30/06/04	30/06/03	31/12/03

Net sales	220.982	209.257	388.241

Net turnover from sales and services is discussed in the relevant section of the “Directors’ Report”.

This item is analysed by business line and main geographic areas in a special table (Attachment 5).

Change in finished goods and work in process inventory.

The increase in closing inventories, with respect to the year ended 31/12/2003, is mainly due to the increased production of motorcycles in the first half-year 2004.

The changes in inventories reflect the asset movements in the respective items.

More specifically, with the respect to such movements, these changes do not include the effects of the conversion between the exchange rate used for converting the balance sheets and that used for converting the profit and loss accounts.

Increases in work performed for own purposes and capitalized

These amount to € 3,367 thousand (€ 3,795 thousand at 30 June 2003) essentially in line with the same period of last year and mainly derive from the use of internal resources for research and development of planned new models or improvements to existing models.

Other revenues and income

	30/06/04	30/06/03	31/12/03

Cost recoveries	3.082	2.773	5.305
Costs recharged	271	—	409
Sponsorships	10.640	—	22.073
Grant, Law No. 140	162	—	1.682
Other	4.639	15.869	6.413

Total	18.794	18.642	35.881

The item cost recoveries mainly comprises:

—	Recovery of packing expenses

—	Recovery of transport expenses

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The increase in cost recoveries on net sales is mainly tied to the recharge of transport and packaging costs with respect to the same period of the previous year for higher costs recharged in invoicing.

Other revenues mainly comprise:

-	Revenues from the sale of raw materials to suppliers

-	Availment of the provision for bad debts

The item Grants includes grants from the Ministry of Industry under Law no. 140, relevant to automatic incentives for innovation.

Manufacturing costs

Cost of raw materials	30/06/04	30/06/03	31/12/03

Cost of materials purchased	111.190	98.570	185.085
Packaging	—	—	413
Transport inward	1.314	777	4.768

Total	112.504	99.347	190.266

The increase in the cost of materials is due to the increased production with respect to the same period of the previous year.

Services

These include:

	30/06/04	30/06/03	31/12/03

Power, natural gas, water	580	681	1.050
Other industrial services	6.370	12.980	18.383
Subcontracted work	21.335	16.951	35.956
Commissions and additional charges	62	1	113
Transport and insurance on sales	2.899	2.552	4.880
Customer incentives	7.397	6.686	14.455
Advertising and public relations	1.336	2.255	2.920
Promotion expenses, hospitality and sundry other selling costs	3.203	3.999	6.319
Other commercial costs	10.333	5.052	9.818
Racing program	8.217	4.440	9.320
Technical, legal and administrative advice	5.035	4.813	10.220
Insurance premiums	1.949	1.452	5.036
Other administrative costs	5.708	6.418	10.236

Total	74.424	68.280	128.706

Other industrial services and subcontracted work have increased considerably with respect to the previous year following the increase in production recorded in the first half-year 2004,

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also following greater outsourcing of parts production relevant to the core business, and other manufacturing services.

Customer incentives refer to the granting of rebates to dealers on achieving the sales targets.

Other commercial costs concern advertising and promotion in connection with trade fairs, exhibitions, price-lists and catalogues, and warranties. The increase with respect to the same period of the previous year was determined by the event WDW 2004 (World Ducati Week) and by other new commercial initiatives.

The cost of racing events has increased by € 3.7 million, mainly following the debut of the subsidiary Ducati Corse S.r.l. in the MotoGP.

Technical, legal and administrative advice mainly concerns costs of € 2,240,000 incurred for technical advice, € 78,000 for the Board of Auditors, € 971,000 for administrative, legal and notarial advice, € 281,000 for auditing costs and € 732,000 for commercial and marketing advice. The increase with respect to the previous year reflects greater recourse to technical advice for vehicle design and the use of casual and part-time collaborators in relation to the participation of Ducati Corse S.r.l. in the MotoGP championship.

The increase in insurance expenses with respect to 2003 mainly reflects coverage of riders in the new MotoGP championship, which was only partially offset by the decrease relevant to the adjustment on the third party liability policy volumes. Products and Transport.

Use of assets owned by others

	30/06/04	30/06/03	31/12/03

Leasing of machinery and plant	141	161	202
Rented software	743	949	1.767
Miscellaneous rentals — vehicles	1.440	1.130	2.500

Total	2.324	2.240	4.469

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Staff costs

Labour costs comprise

	Period ended 6/30/2004	Period ended 30/06/03	Year ended 31/12/03
	€ 000		€ 000

Wages and salaries	20,497	18,967	35,650
Social security contributions	6,157	5,900	11,598
Employees' leaving entitlement	1,237	1,194	2,375

Other costs:
Canteen	453	537	947
Health and social insurance	53	88	158
Recruitment	31	131	25
Other	225	0	489

Total	28,653	26,817	51,242

The increase in staff costs is mainly tied to the increase in direct personnel used in production, and remuneration increases provided for by company contracts.

Other staff costs have increased with respect to the same period of the previous year mainly due to increased staff training and updating.

Changes in the Ducati Group workforce are as follows:

	30/06/04		31/12/03
	period end	average value	period end	average value

Managers	61	59	60	59
Office staff	536	537	534	541
Foremen	18	21	22	22
Workers	548	561	546	566

Total	1.163	1.178	1.162	1.188
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Depreciation and write-downs

This item comprises:

—	Intangible fixed assets: these totalled € 10,575,000 as indicated in the note to the balance sheet item and in Attachment 1. The amortisation of intangible fixed assets depends on the reasons for their acquisition, as discussed in the note to the balance sheet item.

—	Tangible fixed assets amount to € 8,443,000 as indicated in the note to the balance sheet item and in Attachment 2. Depreciation is calculated using the annual rates indicated below, which are halved in the year that assets enter service since, on average, they only participate in the production cycle for half the period.

Tangible fixed assets	Annual rate	Amount at 30/06/04

Industrial buildings	3%	625
Temporary constructions	10%	1
Non-automated general plants	10%	961
Automated operating plant and machinery	17,5%	1.078
Furnaces	15%	26
Robotized workstations	22%	17
Equipment	25%	4.643
Testing instruments	30%	273
Ordinary office furniture and machines	12%	251
Electromechanical and electronic office machines	20%	294
Cars and motor vehicles	25%	152
Transport vehicles	20%	122

Total		8.443

Write-down of doubtful amounts included among the current assets

This item comprises:

	30/06/04	30/06/03	31/12/03
Provision to untaxed allowance for doubtful accounts	232	457	1.320
Provision to taxed allowance for doubtful accounts	—	—	—

Total	232	457	1.320

The provision at 30/06/2004 was allocated to cover future risks on specific items, concentrated particularly in the subsidiaries Ducati Corse S.r.l., Ducati North America Inc., Ducati France S.A.S. and Ducati Gmbh.

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Ducati Group Report on operations

Changes in raw, ancillary and consumable materials and goods for resale

At 30 June 2004 these have increased by € 1,519,000 (€ 1,027,000 at 30/06/03). This change reflects the already-mentioned production increase in the half-year in progress at 30 June 2004.

Provisions for risks and charges

Their breakdown is as follows:

	30/06/04	30/06/03	31/12/03

Product warranty	2.190	2.013	4.738
Legal disputes	—	11	8
Rider bonuses	100	290	—

Total	2.290	2.314	4.746

The provision at 30 June 2004 is substantially in line with that of the same period of the previous year.

Other operating expenses

These comprise:

	30/06/04	30/06/03	31/12/03

Local property tax (ICI)	90	88	176
Other taxes and duties	255	226	556
Losses on receivables	83	—	675
Other	128	5	66

Total	556	319	1.473

Losses on receivables reflect the write-off of amounts due to the parent company Ducati Motor Holding S.p.A. already allocated to the provision for bad debts. The availment of the relevant provision has been recorded in the item other revenues and income.

Income from equity investments

30/06/04	30/06/03	31/12/03

—	—	579

This reflects the tax credit recorded by Ducati Motor Holding S.p.A. following the distribution of dividends occurring with resolution of the shareholders’ meeting of Ducati Corse S.r.l. on 22 September 2003.

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Ducati Group Report on operations

Financial income and expense

Financial income

The breakdown is as follows:

	30/06/04	30/06/03	31/12/03

From securities included among current assets		—	—
Bank interest income	474	68	287
Other financial income	555	650	1.332
Exchange gains	4.895	6.902	12.604

Total	5.924	7.620	14.223

Exchange difference income mainly derives from revenues recorded during the period on transactions to hedge exchange risks on the US dollar, Japanese yen and GB pound. The balance is relevant to the year-end adjustment of trade receivables and payables expressed in foreign currencies.

Other financial income includes accrued interest on the Credit Link for the period from 1/01/2004 to 30/06/2004 totalling € 442,000 (€ 442,000 at 30/06/2003).

The increase with respect to the previous year is mainly relevant to financial income earned by the German subsidiary Ducati G.m.b.h. from the sale of motorcycles on extended payment terms.

The amount of € 442,000 relevant to 30/06/2003 was reclassified to this table from the item interest and other financial income.

Financial charges

These comprise:

	30/06/04	30/06/03	31/12/03

Interest expense on short-term loans	791	366	934
Interest expense on bond loan	2.307	2.797	5.362
Other financial charges	2.761	3.144	5.175
Exchange differences	5.142	6.271	10.087

Total	11.001	12.578	21.558

Interest expense on short-term loans represents the financial cost for availment of short-term loans.

Other financial charges mainly reflect charges and commission on ordinary current accounts, export/import-related charges and commission, and discounts for immediate payment, the discount cost for the bond loan and the charges on forward contracts.

Exchange losses are mainly due to losses recorded in the period, tied to exchange risk hedging transactions in late financial year 2003 and early 2004, in line with the Group’s policy to hedge exchange risks at the time the budget is prepared.

Bond loan interest expense, recorded on an accrual basis, is stated net of the interest income deriving from the repurchase of two tranches of the bond loan, as explained in the item “Bonded debts”.

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Ducati Group Report on operations

Other financial charges also include € 74,000 relevant to the adjustment of the value of own shares from their purchase cost to the market value at 30 June 2004.

Extraordinary income and expenses

The breakdown is as follows:

Extraordinary income

	30/06/04	30/06/03	31/12/03
Capital gains from the sale of assets	—	37	—
Non-operating profits	10	20	98
Other	—	—	5.234

Total	10	57	5.332

At 31 December 2003 the item “Other” was relevant to the write-back of deferred taxation allocated in previous years following revaluation of the trademark during 2003, as explained in the section on prepaid taxes included among “Other receivables” in the financial statements as of December 31, 2003.

Non-operating expense

	30/06/04	30/06/03	31/12/03
Taxes relevant to previous periods	419	483	587
Other non-operating losses	77	28	151
Capital losses	—	192	—
Cost of corporate reorganization	—	3.500	4.036

Total	496	4.203	4.774

The taxes relevant to previous periods for € 419,000, include € 61,000 for the acceptance by the parent company Ducati Motor Holding S.p.A. and the subsidiaries Ducati Corse S.r.l. and Ducati.Com S.r.l. of the fiscal remission offered under Law no. 289 of 27 December 2002 (2003 Finance Law) and extended to financial year 2004.

Ducati Motor Holding S.p.A. complied with the supplementary return (Art. 8, above-mentioned law) through the minimum payment for all tax sections for a total of € 0.3 thousand, aimed at avoiding an extension of the terms for control by another two years. Ducati Corse S.r.l. complied with the single supplementary return in addition to that on withholdings and the remission (Art. 9) on direct taxes for 2002 for a total of € 27,000.

Ducati.Com S.r.l. complied with the VAT remission for years 2000 to 2002 and the supplementary return at the minimums for years 2000 to 2002 and for all the tax sections other than VAT and IRAP (regional manufacturing tax) limited to years 2000 and 2001 for a total value of € 34,000.

The residual balance of € 358,000 comprises € 72,000 for extraordinary items with respect to the tax estimates made in the previous year, € 106,000 for ICI (local property tax) owed by Ducati Motor Holding S.p.A. for financial year 2000 and € 180,000 for a provision allocated by the German subsidiary Ducati Gmbh following a tax audit which is being completed.

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Ducati Group Report on operations

The amounts relevant to non-operating profits and losses derive from accounting entries that adjust the estimates made on closing the accounts for the previous year.

Corporate reorganization costs recorded in 2003 refer to the company reorganization plan described above. The total estimated cost has been entered among the non-operating expenses at 31 December 2003, as required by Accounting Standard no. 19 issued by the Italian Accounting Profession, which, at paragraph C.V.h, establishes that the costs of severance incentives incurred in implementation of reorganization plans must be recorded in the year that the firm formally decides to adopt such plans, and their provision must be included in the item “non-operating expenses” of the profit and loss account.

Income taxes for the year

The accounting statements relevant to the year ended 30 June 2004 have been disclosed gross of taxes, instead of net.

The reasons for this change are supported by Art. 81 of the Regulations pursuant to Legislative Decree no. 58 of 24 February 1998 relevant to issuers of shares. This criterion is also referred to in accounting principle no. 30 of the Italian Accounting Profession, relevant to Interim Financial Statements.

Results for the year

As a result of the items examined above, the Group’s consolidated result for the period ended 30 June 2004 records a profit before tax of € 3,486,000.

For the Board of Directors The Managing Director

(Federico Minoli)

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Ducati Group Report on operations

Consolidated financial statements as of 30.06.04 - Attachment 1 (first part)
Consolidated intangible fixed assets are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Historical cost 12/31/2003	Reclassifications	Increases	Decreases/ writedowns	Historical cost 6/30/2004	Net value 12/31/2003	Net value 6/30/2004

Formation expenses	15,263	7	0	0	15,270	240	172

Formation expenses caption	15,263	7	0	0	15,270	240	172

Research and development	62,518	0	3,220	(28)	65,710	24,938	23,145
Advertising	441	1	0	0	442	21	0

Research and development caption	62,959	1	3,220	(28)	66,152	24,959	23,145

Patents and trademarks	613	0	6	0	619	58	39
Software	10,390	77	166	0	10,633	3,181	2,611

Patent rights caption	11,003	77	172	0	11,252	3,239	2,650

Brandname	141,455	0	0	0	141,455	71,248	68,460

Brandname caption	141,455	0	0	0	141,455	71,248	68,460

Goodwill	21,991	8	0	0	21,999	13,643	13,087
No-competition agreements	7,748	0	0	0	7,748	346	1

Goodwill caption	29,739	8	0	0	29,747	13,989	13,088

Consolidation difference	1,484	0	0	0	1,484	814	742

Consolidation difference caption	1,484	0	0	0	1,484	814	742

Advances to suppliers	2,717	0	260	0	2,977	2,717	2,977
Advances to R&D suppliers	4,021	0	2,264	0	6,285	4,021	6,285
Advances to suppliers of third-party assets	0	0	0	0	0	0	0

Assets in progress and advances caption	6,738	0	2,524	0	9,262	6,738	9,262

Profit-sharing agreements	5,407	(18)	411	0	5,800	2,025	2,077
Listing expenses	9,419	0	0	0	9,419	427	0
No-competition agreement	1,214	0	0	0	1,214	0	0
Original borrowing capacity	3,405	0	0	0	3,405	266	232
Securitisation expenses	1,052	0	0	0	1,052	772	643
Duplication originals	93	0	0	0	93	4	1
Commercial costs	395	0	0	0	395	0	0
Mortage payments	3,029	0	0	0	3,029	0	0
Improvements on third-party assets	0	0	0	0	0	1	0

Other caption	24,014	(18)	411	0	24,407	3,495	2,953

TOTAL	292,655	75	6,327	(28)	299,029	124,722	120,472

Net reclassifications € (2) thousand relate to exchange fluctuations between 31/12/03
(opening balances) and the rates current as of 30/06/04

For the Board of Directors The Managing Director

(Federico Minoli)

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Ducati Group Report on operations

Consolidated financial statements as of 30.06.04 - Attachment 1 (second part)
Consolidated intangible fixed assets are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Accumulated amortisation 12/31/2003	Reclassifications	Increases	Exchange adjustments	Decreases	Accumulated amortization 6/30/2004

Formation expenses	15,023	5	70	0	0	15,098

Formation expenses caption	15,023	5	70	0	0	15,098

Research and development	37,580	0	4,990	0	(5)	42,565
Advertising	420	0	22	0	0	442

Research and development caption	38,000	0	5,012	0	(5)	43,007

Patents and trademarks	555	1	24	0	0	580
Software	7,209	61	751	1	0	8,022

Patent rights caption	7,764	62	775	1	0	8,602

Brandname	70,207	(1)	2,789	0	0	72,995

Brandname caption	70,207	(1)	2,789	0	0	72,995

Goodwill	8,348	7	557	0	0	8,912
No-competition agreements	7,402	0	345	0	0	7,747

Goodwill caption	15,750	7	902	0	0	16,659

Consolidation difference	670	0	72	0	0	742

Consolidation difference caption	670	0	72	0	0	742

Advances to suppliers	0	0	0	0	0	0
Advances to R&D suppliers	0	0	0	0	0	0
Advances to suppliers of third-party assets	0	0	0	0	0	0

Assets in progress and advances caption	0	0	0	0	0	0

Profit-sharing agreements	3,382	(22)	363	0	0	3,723
Listing expenses	8,992	0	427	0	0	9,419
No-competition agreement	1,214	0	0	0	0	1,214
Original borrowing capacity	3,139	0	34	0	0	3,173
Securitisation expenses	280	0	129	0	0	409
Duplication originals	89	2	1	0	0	92
Commercial costs	395	0	0	0	0	395
Mortage payments	3,029	0	0	0	0	3,029
Improvements on third-party assets	(1)	0	1	0	0	0

Other caption	20,519	(20)	955	0	0	21,454

TOTAL	167,933	53	10,575	1	(5)	178,557

Net reclassifications € (12) thousand relate to exchange fluctuations between 31/12/03
(opening balances) and the rates current as of 30/06/04

For the Board of Directors The Managing Director

(Federico Minoli)

100

Ducati Group Report on operations

Consolidated financial statements as of 30.06.04 - Attachment 2 (first part)
Consolidated property, plant amd equipment are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Historical cost 12/31/2003	Reclassifications	Increases	Decreases	Historical cost 6/30/2004	Net value 12/31/2003	Net value 6/30/2004

Buildings	30,144	107	284	0	30,535	23,654	23,406
Temporary constructions	9	(8)	3	0	4	0	(6)

Land and buildings caption	30,153	99	287	0	30,539	23,654	23,400

General plant	11,007	(95)	169	(44)	11,037	6,655	5,755
Specific plant	19,155	0	290	(4)	19,441	8,384	7,596
Furnaces	451	0	0	0	451	281	255
Robotised workstations	567	0	78	0	645	80	141

Plant and machinery caption	31,180	(95)	537	(48)	31,574	15,400	13,747

Miscellaneous equipment	50,303	49	3,304	(214)	53,442	21,426	19,999
Test instruments	3,720	8	87	(2)	3,813	941	757

Industrial and commercial equipment caption	54,023	57	3,391	(216)	57,255	22,367	20,756

Office equipment and machines	2,875	28	150	(2)	3,051	1,502	1,416
Electronic office machines	3,994	0	92	(47)	4,039	1,568	1,344
Licensed vehicles	1,482	2	30	(18)	1,496	487	362
Transport vehicles	427	2	34	(1)	462	192	200
National Display	1,572	28	11	0	1,611	945	862

Other assets caption	10,350	60	317	(68)	10,659	4,694	4,184

Construction in progress	628	0	46	0	674	628	674
Advances to suppliers of fixed assets	328	0	140	0	468	328	468
Advances for leasehold improvements	96	0	7	(7)	96	96	96

Construction in progress and advances caption	1,052	0	193	(7)	1,238	1,052	1,238

TOTAL	126,758	121	4,725	(339)	131,265	67,167	63,325

Net reclassifications € 47 thousand relate to exchange fluctuations between 31/12/03
(opening balances) and the exchange rates current as of 30/06/04

For the Board of Directors The Managing Director

(Federico Minoli)

101

Ducati Group Report on operations

Consolidated financial statements as of 30.06.04 - Attachment 2 (second part)
Consolidated property, plant amd equipment are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Accumulated depreciation 12/31/2003	Reclassifications	Increases	Exchange adjustments	Decreases	Accumulated depreciation 6/30/2004

Buildings	6,490	14	625	0	0	7,129
Temporary constructions	9	0	1	0	0	10

Land and buildings caption	6,499	14	626	0	0	7,139

General plant	4,352	0	961	0	(31)	5,282
Specific plant	10,771	0	1,078	0	(4)	11,845
Furnaces	170	0	26	0	0	196
Robotised workstations	487	0	17	0	0	504

Plant and machinery caption	15,780	0	2,082	0	(35)	17,827

Miscellaneous equipment	28,877	1	4,643	0	(78)	33,443
Test instruments	2,779	7	273	0	(3)	3,056

Industrial and commercial equipment caption	31,656	8	4,916	0	(81)	36,499

Office equipment and machines	1,373	12	251	0	(1)	1,635
Electronic office machines	2,426	8	294	0	(33)	2,695
Licensed vehicles	995	3	152	0	(16)	1,134
Transport vehicles	235	2	26	0	(1)	262
National Display	627	26	96	0	0	749

Other assets caption	5,656	51	819	0	(51)	6,475

Construction in progress	0	0	0	0	0	0
Advances to suppliers of fixed assets	0	0	0	0	0	0
Advances for leasehold improvements	0	0	0	0	0	0

Construction in progress and advances caption	0	0	0	0	0	0

TOTAL	59,591	73	8,443	0	(167)	67,940

Net reclassifications € (36) thousand relate to exchange fluctuations between 31/12/03
(opening balances) and the rates current as of 30/06/04

For the Board of Directors The Managing Director

(Federico Minoli)

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Ducati Group Report on operations

Consolidated financial statements as of 30.06.04 - Attachment 3
Other provisions for risks and charges
(Amounts in €/000)

	Balance as of 01/01/04	Reclassification	Increases	Exchange adjustments	Uses	Balance as of 30/06/04

Provision for Product Warranties - short term	3,778	-	2,190	-	(1,359)	4,609
Provision for Product Warranties - medium term	2,518	-	-	-	(831)	1,687
Provision for Legal Disputes	162	-	-	-	(38)	124
Provision for disputes with U.S. employees	60	-	-	2	-	62
Provision for riders	-	100	-	-	-	100

Total	6,518	100	2,190	2	(2,228)	6,582
Provision for corporate reorganisation	11	-	-	-	-	11

Total other provisions for risks and charges	6,529	100	2,190	2	(2,228)	6,593

For the Board of Directors The Managing Director

(Federico Minoli)

103

Ducati Group Report on operations

Consolidated financial statements as of 30.06.04 - Attachment 4
Statement of changes in consolidated shareholders’ equity (Group interest)
(Amounts in €/000)

	Balance as of 12/31/2003	Allocation of prior period results	Share capital increase by stock option	Other movements	Changes in the cumulative translation adjustment	Results for the period before taxes	Balance as of 6/30/2004

Share capital	82,420	-	170	-	-	-	82,590
Share premium reserve	19,488	-	66	(1,450)	-	-	18,104
Revaluation reserve, Law 342	46,265	-	-	-	-	-	46,265
Legal reserve	287	-	-	-	-	-	287
Reserve for own shares held	391	-	-	1,449	-	-	1,840
Statutory reserve	146	-	-	-	-	-	146
Cumulative translation adjustment	534	-	-	1	437	-	972
Extraordinary reserve	2,820	-	-	-	-	-	2,820
Retained earnings (losses)	6,008	-	40	-	-	-	6,048
Results for the period	40	-	(40)	-	-	3,486	3,486

Total Shareholders’ Equity	158,399	-	236	-	437	3,486	162,558

For the Board of Directors The Managing Director

(Federico Minoli)

104

Ducati Group Report on operations

Consolidated financial statements as of 30.06.04 - Attachment 5
Analysis of the value and volume of motorcycles sold by geographic area
	6/30/2004		12/31/2003

			Value	Volume
Italy	34.0%	37.8%	29.9%	32.8%
Germany	5.5%	4.5%	10.1%	8.6%
United Kingdom	7.5%	6.1%	7.7%	6.6%
France	8.5%	8.9%	8.0%	8.3%
Rest of Europe	18.1%	19.1%	15.0%	16.1%
USA	13.7%	12.2%	13.1%	12.0%
Japan	6.3%	5.0%	10.0%	9.1%
Australia	3.2%	3.3%	2.7%	2.8%
Rest of the world	3.2%	3.1%	3.5%	3.7%

Total	100.0%	100.0%	100.0%	100.0%

For the Board of Directors The Managing Director

(Federico Minoli)

105

Consolidated financial statements as of 30.06.04 - Attachment 6
Changes in the provisions for deferred taxation and in the deferred tax assets of Italian and foreign companies
(Amounts in €/000)

Deferred/prepaid taxation Italian companies	Balance as of 1/1/2004	Increases/ decreases Statement of operations	Translation reserve and other movements	Other reclassifications	Balance as of 6/30/2004	Expected time before reversal

Deferred taxation			***
Accelerated amortisation of intangible fixed assets	(5,697)	-	-	-	(5,697)	short / long
Other, minor	(703)	-	-	(703)	short

Total deferred taxation	(6,400)	-	-	-	(6,400)
Prepaid taxation
Elimination of unrealized intercompany profits	3,247	-	-	3,247	short
Brought forward losses of Ducati Motor Holding S.p.A. and other companies	9,382	-	-	-	9,382	short / medium
Statutory provisions disallowed for fiscal purposes Ducati Motor Holding S.p.A.	7,823	-	-	-	7,823	short / long
Brought forward losses of Ducati.Com S.r.l.	261	-	-	-	261	short

Total prepaid taxation	20,713	-	-	-	20,713

Total deferred/prepaid taxation	14,313	-	-	-	14,313

Deferred/prepaid taxation foreign companies	Balance as of 1/1/2004	Increases/ decreases Statement of operations	Translation reserve and other movements	Other reclassifications	Balance as of 6/30/2004	Expected time before reversal

Perdite pregresse DNA	2,329	-	91	-	2,420	short / medium
Adjustments for consistency Ducati NA accounting policies	(79)	-	(3)	-	(82)	short / medium
Ducati Benelux	9	-	-	-	9
Brought forward losses of Ducati Japan	539	-	11	-	550	short / medium

Total prepaid taxation (net) of foreign companies	2,798	-	99	-	2,897

Total Net Deferred Tax Assets (Liabilities)	17,111	-	99	-	17,210

For the Board of Directors The Managing Director

(Federico Minoli)

106